UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

URANIUM ENERGY CORP.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	98-0399476 (I.R.S. Employer Identification No.)

500 North Shoreline, Ste. 800 Corpus Christi, Texas (U.S. Corporate headquarters)	78401 (Zip Code)

1830 – 1030 West Georgia Street Vancouver, British Columbia, Canada (Canadian. Corporate headquarters)	V6E 2Y3 (Zip Code)

(Address of principal executive offices

2022 STOCK INCENTIVE PLAN
(Full title of the plan)

Amir Adnani, President and Chief Executive Officer
500 North Shoreline, Ste. 800, Corpus Christi, Texas, 78401
(Name and address of agent for service)

Tel: (361) 888-8235
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-25 of the Exchange Act.

Large accelerated filer ☒	Accelerated file ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Registration Statement on Form S-8 relates to a maximum of 6,000,000 shares of common stock, par value $0.001 per share, issuable directly by Uranium Energy Corp. (“we” or the “Company”) under our 2022 Stock Incentive Plan or pursuant to the exercise of options or other awards that have been or may be granted under the 2022 Stock Incentive Plan. We previously registered 5,500,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2006 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-147626), a further 7,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2009 Stock Incentive Plan, as amended, on two registration statements on Form S-8 (Registration Nos. 333-162264 and 333-172092), a further 2,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2013 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-192462), a further 7,500,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2014 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-201423), a further 6,500,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2016 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-213500), a further 12,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2018 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-227023), a further 6,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2019 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-233736), a further 6,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2020 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-249679), and a further 6,000,000 shares of our common stock issuable pursuant to stock options and other equity incentive awards under our 2021 Stock Incentive Plan on a registration statement on Form S-8 (Registration No. 333-262197). As more fully described herein, our 2006 Stock Incentive Plan and our 2009 Stock Incentive Plan, as amended, were superseded and replaced by our 2013 Stock Incentive Plan, our 2013 Stock Incentive Plan was superseded and replaced by our 2014 Stock Incentive Plan, our 2014 Stock Incentive Plan was superseded and replaced by our 2015 Stock Incentive Plan, our 2015 Stock Incentive Plan was superseded and replaced by our 2016 Stock Incentive Plan, our 2016 Stock Incentive Plan was superseded and replaced by our 2017 Stock Incentive Plan, our 2017 Stock Incentive Plan was superseded and replaced by our 2018 Stock Incentive Plan, our 2018 Stock Incentive Plan was superseded and replaced by our 2019 Stock Incentive Plan, our 2019 Stock Incentive Plan was superseded and replaced by our 2020 Stock Incentive Plan, our 2020 Stock Incentive Plan was superseded and replaced by our 2021 Stock Incentive Plan and our 2021 Stock Incentive Plan was superseded and replaced by our 2022 Stock Incentive Plan.

The information set forth in our prior registration statements on Form S-8 as listed above (Registration Nos. 333-147626, 333-162264, 333-172092, 333-192462, 333-201423, 333-213500, 333-227023, 333-233736, 333-249679 and 333-262197) (collectively, the “Prior Registration Statements”), as filed with the Securities and Exchange Commission, are incorporated by reference herein and made a part hereof. The Prior Registration Statements included reoffer prospectuses which are not being incorporated by reference and made a part hereof; a revised reoffer prospectus has been included in this Registration Statement in accordance with General Instruction E on Form S-8 – Registration of Additional Securities.

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PART I

INFORMATION REQUIRED IN SECTION 10(A) PROSPECTUS

This Registration Statement relates to two separate prospectuses.

Section 10(a) Prospectus: Items 1 and 2, from this page and following, and the documents incorporated by reference pursuant to Part II, Item 3 of this prospectus (“Prospectus” or “Registration Statement”), constitute a prospectus that meets the requirements of Section 10(a) of the United States Securities Act of 1933, as amended (the “Securities Act”).

Reoffer Prospectus: The material that follows Item 2, beginning on Page P-1 up to but not including Part II of this Registration Statement, beginning on Page II-1, of which the reoffer Prospectus is a part, constitutes a “reoffer prospectus” prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the reoffer Prospectus may be used for reoffers or resales of shares which are deemed to be “control securities” under the Securities Act that have been acquired by the selling stockholders named in the reoffer Prospectus.

Item 1.	Plan Information.

This Registration Statement on Form S-8 relates to a maximum of 6,000,000 shares of common stock, par value $0.001 per share, issuable directly by Uranium Energy Corp. (“we” or the “Company”) under our 2022 Stock Incentive Plan (the “2022 Stock Incentive Plan”) or pursuant to the exercise of options or other awards that have been or may be granted under the 2022 Stock Incentive Plan.

On June 2, 2022, our Board of Directors authorized and approved the adoption of the Company’s 2022 Stock Incentive Plan, under which an aggregate of 25,576,693 of our shares may be issued. The 2022 Stock Incentive Plan supersedes and replaces the Company’s 2021 Stock Incentive Plan, dated as originally ratified by the Board of Directors on June 3, 2021, as ratified by the shareholders of the Company at the Company’s annual general meeting held last year on July 30, 2021.

The 2022 Stock Incentive Plan was ratified by the shareholders of the Company at the Company’s annual general meeting held on July 21, 2022.

The purpose of the 2022 Stock Incentive Plan is to enhance our long-term stockholder value by offering opportunities to our directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in our growth and success, and to encourage them to remain in our service.

The 2022 Stock Incentive Plan is to be administered by our Compensation Committee which shall determine, among other things: (i) the persons to be granted awards under the 2022 Stock Incentive Plan; (ii) the number of shares or amount of other awards to be granted; and (iii) the terms and conditions of the awards granted. The Company may issue restricted shares, options, stock appreciation rights, deferred stock rights and dividend equivalent rights, among others, under the 2022 Stock Incentive Plan. As indicated above, an aggregate of 25,576,693 of our shares may be issued pursuant to the grant of awards under the 2022 Stock Incentive Plan. 19,576,693 of such 25,576,693 shares are registered pursuant to prior Form S-8 registration statements filed by the Company.

An award may not be exercised after the termination date of the award and may be exercised following the termination of an eligible participant’s continuous service only to the extent provided by the administrator under the 2022 Stock Incentive Plan. If the administrator under the 2022 Stock Incentive Plan permits a participant to exercise an award following the termination of continuous service for a specified period, the award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an eligible participant’s service has been terminated for “cause”, he or she shall immediately forfeit all rights to any of the awards outstanding.

We will provide each participant in our 2022 Stock Incentive Plan (each, an “Eligible Participant”) with documents that contain information related to our 2022 Stock Incentive Plan and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not filed as a part of this Registration Statement. The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement taken together constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Participant who receives shares of common stock covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.

Item 2.	Registrant Information and Employee Plan Annual Information.*

We will provide to each Eligible Participant a written statement advising it of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral notice. The statement will include the address and telephone number to which any requests for documents should be directed.

*

Information required by Part I to be contained in a Section 10(a) prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act and the Note to Part I of Form S-8.

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REOFFER PROSPECTUS

The date of this Prospectus is July 19, 2023

URANIUM ENERGY CORP.
500 North Shoreline, Ste. 800, Corpus Christi, Texas, 78401

25,576,693 SHARES OF COMMON STOCK

This reoffer prospectus (again, the “Prospectus”) relates to 25,576,693 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by certain eligible participants (each, an “Eligible Participant”) in our 2022 Stock Incentive Plan (the “2022 Stock Incentive Plan”) for their own account. Eligible Participants in our 2022 Stock Incentive Plan consist of employees, directors, officers and consultants of our Company or its related entities. Selling stockholders will consist of those Eligible Participants who are “affiliates” of our company (as defined in Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”)).

It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the NYSE American or such other securities exchange or securities market (if any) that our common stock may then be traded. We will receive no part of the proceeds from sales made under this reoffer Prospectus. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us.

The shares of common stock will be issued pursuant to awards granted under our 2022 Stock Incentive Plan and will be “control securities” under the Securities Act before their sale under this reoffer Prospectus. This reoffer Prospectus has been prepared for the purposes of registering the shares under the Securities Act to allow for future sales by selling stockholders on a continuous or delayed basis to the public without restriction.

The selling stockholders and any brokers executing selling orders on their behalf may be deemed to be “underwriters” within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act.

Our common stock is traded on the NYSE American under the symbol “UEC”. On July 18, 2023, the last reported price of our common stock on such market was $3.21per share.

Investing in our common stock involves risks. See “Risk Factors” starting on page P-18 of this reoffer Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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PROSPECTUS SUMMARY

This summary highlights certain information found in greater detail elsewhere in this Prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire Prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and other information that is incorporated by reference into this Prospectus, before making an investment decision. In addition, this Prospectus summarizes other documents which we urge you to read.

All references in this Prospectus to “the Company”, “we”, “us”, “our” or “our company” refer to Uranium Energy Corp. and our consolidated subsidiaries. All dollar amounts refer to United States dollars unless otherwise indicated.

This reoffer Prospectus relates to 25,576,693 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by certain Eligible Participants under our 2022 Stock Incentive Plan for their own account. Eligible Participants in our 2022 Stock Incentive Plan consist of employees, directors, officers and consultants of our company or its related entities. Selling stockholders will consist of those Eligible Participants who are “affiliates” of our company, as defined in Rule 405 under the Securities Act.

Corporate Organization

Uranium Energy Corp. was incorporated under the laws of the State of Nevada on May 16, 2003 under the name Carlin Gold Inc. During 2004 we changed our business operations and focus from precious metals exploration to uranium exploration in the United States. On January 24, 2005, we completed a reverse stock split of our common stock on the basis of one share for each two outstanding shares and amended our Articles of Incorporation to change our name to Uranium Energy Corp. Effective February 28, 2006, we completed a forward stock split of our common stock on the basis of 1.5 shares for each outstanding share and amended our Articles of Incorporation to increase our authorized capital from 75,000,000 shares of common stock, with a par value of $0.001 per share, to 750,000,000 shares of common stock, with a par value of $0.001 per share. In June 2007 we changed our fiscal year end from December 31st to July 31st (in each instance our “Fiscal” year now).

On December 31, 2007, we incorporated a wholly-owned subsidiary, UEC Resources Ltd., under the laws of the Province of British Columbia, Canada. On December 18, 2009, we acquired a 100% interest in the South Texas Mining Venture, L.L.P. (“STMV”), a Texas limited liability partnership, from each of URN Resources Inc., a subsidiary of Uranium One Inc., and Everest Exploration, Inc. On September 3, 2010, we incorporated a wholly-owned subsidiary, UEC Paraguay Corp., under the laws of the State of Nevada. On May 24, 2011, we acquired a 100% interest in Piedra Rica Mining S.A., a private company incorporated in Paraguay. On September 9, 2011, we acquired a 100% interest in Concentric Energy Corp., a private company incorporated in the State of Nevada. On March 30, 2012, we acquired a 100% interest in Cue Resources Ltd., a formerly publicly-traded company incorporated in the Province of British Columbia, Canada. On March 4, 2016, we acquired a 100% interest in JDL Resources Inc., a private company incorporated in the Cayman Islands. On July 7, 2017, we acquired a 100% interest in CIC Resources (Paraguay) Inc., a private company incorporated in the Cayman Islands. On August 9, 2017, we acquired a 100% interest in AUC Holdings (US), Inc. On January 31, 2018, we incorporated a wholly-owned subsidiary, UEC Resources (SK) Corp. (“UEC SK”), under the laws of the Province of Saskatchewan, Canada. On December 17, 2021, we acquired a 100% interest in Uranium One Americas, Inc. (“U1A”) (now UEC Wyoming Corp.). On August 19, 2022, we, through UEC 2022 Acquisition Co. (“UEC Acquisition Co.”) (now UEX Corporation), acquired all of the issued and outstanding common shares of UEX Corporation (“UEX”), which we did not already own, by way of a statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. As part of the final steps of the Arrangement, UEC Acquisition Co. and UEX amalgamated to continue as one corporation under the name UEX Corporation. UEX Corporation holds a development stage uranium property portfolio in Saskatchewan, Canada and Nunavut, Canada. On October 14, 2022, we acquired, through UEC SK, Roughrider Mineral Holdings Inc., a Saskatchewan corporation and wholly-owned subsidiary of Rio Tinto Fer Et Titane Inc., which, in turn, owns all of the issued and outstanding shares of Roughrider Mineral Assets Inc., also a Saskatchewan corporation, that holds certain mineral leases totaling approximately 598 hectares in northern Saskatchewan that is commonly referred to as the “Roughrider Project” located in the Athabasca Basin in Saskatchewan, Canada.

Our principal executive office is located at 500 North Shoreline, Ste. 800, Corpus Christi, Texas, 78401, and our administrative office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 2Y3.

Our Business

UEC’s goal is to provide the much needed fuel for the global energy transition. The International Energy Outlook projects that worldwide electricity generation will grow by 1.8% per year, through to 2050. As the global community calls on all governments and industries to curb their carbon emissions to stop the effects of climate change, there is growing need to combine intermittent renewable energy sources, such as wind and solar, with one or more “firm” zero-carbon sources, such as nuclear energy, to ensure the affordability and accessibility of the net-zero electricity grid.

We are predominantly engaged in uranium mining and related activities, including exploration, pre-extraction, extraction and processing, on uranium projects located in the United States, Canada and the Republic of Paraguay.

We utilize in-situ recovery mining (“ISR”) where possible which we believe, when compared to conventional open pit or underground mining, requires lower capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment. We do not expect, however, to utilize ISR mining for all of our uranium projects in which case we would expect to rely on conventional open pit and/or underground mining techniques. We have one uranium mine located in the State of Texas, our Palangana Mine, which utilizes ISR mining and commenced extraction of uranium oxide (“U3O8”), or yellowcake, in November 2010. We have one uranium processing facility located in the State of Texas, our Hobson Processing Facility, which processes material from our Palangana Mine into drums of U3O8, our only sales product and source of revenue, for shipping to a third-party storage and sales facility. Since commencement of uranium extraction in November 2010 to April 30, 2023, our Hobson Processing Facility has processed 578,000 pounds of U3O8. As at April 30, 2023, we had no uranium supply or “off-take” agreements in place. Future sales of U3O8 are therefore expected to generally occur through the uranium spot market, with any fluctuations in the market price continuing to have a direct impact on our revenues and cash flows.

Our fully-licensed and 100%-owned Hobson Processing Facility forms the basis for our regional operating strategy in the State of Texas, specifically in the South Texas Uranium Belt, where we utilize ISR mining. We utilize a “hub-and-spoke” strategy whereby the Hobson Processing Facility acts as the central processing site (the “hub”) for our Palangana Mine and future satellite uranium mining activities, such as our Burke Hollow and Goliad Projects, located within the South Texas Uranium Belt (the “spokes”). The Hobson Processing Facility has a physical capacity to process uranium-loaded resins up to a total of two million pounds of U3O8 annually and is licensed to process up to one million pounds of U3O8 annually.

With the recent acquisition of U1A in Fiscal 2022, the Irigaray Processing Facility forms the focus of the regional operating strategy in the Powder River and Great Divide uranium districts in the state of Wyoming. The Irigaray plant has a licensed capacity of 2.5 million pounds of U3O8 per year, with the potential to process uranium from eleven satellite ISR projects in the state, including four fully permitted projects.

More recently, we acquired a substantial portfolio of projects in Canada, with the purchase of UEX and the Roughrider Project from a subsidiary of Rio Tinto plc (“Rio Tinto”). The UEX portfolio consists of a mix of development and early-stage projects, primarily focused on the Athabasca Basin uranium district in Saskatchewan, Canada. This includes interests in the Shea Creek, Christie Lake, Horse-shoe Raven, Millennium and Wheeler River projects. In addition to advancing its uranium development projects through its ownership interest in JCU (Canada) Exploration Company, Limited, UEX was advancing several other uranium deposits in the Athabasca Basin which include the Paul Bay, Ken Pen and Ōrora deposits at the Christie Lake Project, the Kianna, Anne, Colette and 58B deposits at its currently 49.1%-owned Shea Creek Project, and the Horseshoe and Raven deposits located on its 100%-owned Horseshoe-Raven Project. The Roughrider project is an exploration stage asset, having been advanced by Rio Tinto over a decade of work. The acquisition brought in an exploration stage, high-grade, conventional asset into UEC’s portfolio that, along with the UEX acquisition, begins to develop a critical mass of 100% owned resources in the Athabasca Basin to accelerate production plans. The two transactions provide a portfolio of medium to long term, high-grade, conventional projects that complement our nearer term, U.S. ISR production assets.

As at April 30, 2023, we hold certain mineral rights in various stages in the States of Arizona, New Mexico, Texas and Wyoming, in Canada and in the Republic of Paraguay, many of which are located in historically successful mining areas and have been the subject of past exploration and pre-extraction activities by other mining companies. We do not expect, however, to utilize ISR mining for all of our uranium projects in which case we would expect to rely on conventional open pit and/or underground mining techniques.

Our operating and strategic framework is based on expanding our uranium extraction activities, which includes advancing certain uranium projects with established mineralized materials towards uranium extraction, and establishing additional mineralized materials on our existing uranium projects or through acquisition of additional uranium projects.

We continued to operate the Palangana Mine at a reduced pace since implementing our strategic plan in September 2013, to align our operations to a weak uranium market in a challenging post-Fukushima environment. This strategy has included the deferral of major pre-extraction expenditures and remaining in a state of operational readiness in anticipation of a recovery in uranium prices.

During Fiscal 2022, we made significant advancements in various aspects of our operations, including:

●

we completed the acquisition of U1A pursuant to a Share Purchase Agreement dated November 8, 2021 (the “U1A Acquisition”). The acquisition of U1A (now UEC Wyoming Corp.) represented a unique opportunity to double the Company’s production capacity in three key categories: total number of permitted U.S. ISR projects; resources; and processing infrastructure;

●	we repaid the remaining $10 million balance of our secured credit facility on January 31, 2022 and are now completely debt free;

●

we completed and filed technical report summaries (each, a “TRS”), in accordance with Item 1302 of Regulation S-K (the “S-K 1300”), disclosing mineral resources for each of our Reno Creek, Wyoming ISR Hub and Spoke, Anderson and Yuty Projects on February 8, 2022, April 4, 2022, July 12, 2022 and July 19, 2022, respectively.

●	we launched our environmental, social and governance program and achieved several key milestones;

●	we completed installation of the monitor well ring at Production Area 1 of our Burke Hollow Project;

●	we generated $22.95 million from spot market sales of 500,000 pounds of uranium;

●	the Company’s shares remain included on the Russell 2000 and Russell 3000 indexes; and

●	we secured an additional 1,816,000 pounds of uranium expanding our physical uranium program to 5.5 million pounds of U.S. warehoused uranium.

Subsequent to Fiscal 2022, we made additional significant advancements in various aspects of our operations, including:

●

we completed and filed TRS reports in accordance with S-K 1300 disclosing mineral resources for each of our Texas ISR Hub and Spoke, updated Wyoming ISR Hub and Spoke, Shea Creek, Horseshoe-Raven, Workman Creek and Roughrider Projects on August 11, 2022, September 14, 2022, January 13, 2023, January 24, 2023, March 16, 2023 and May 2, 2023, respectively;

●	we completed the acquisition of UEX Corporation on August 19, 2022, making us one of the largest diversified North American focused uranium companies;

●

we completed the acquisition of the Roughrider Project on October 14, 2022. The acquisition of the Roughrider Project represented an opportunity to scale-up in the high-grade Eastern Athabasca Basin of Saskatchewan, Canada;

●

we generated revenue of $125.1 million from sales of 2,450,000 pounds of uranium, which included $17.85 million from sales of 300,000 pounds of U.S. origin uranium concentrates to the U.S. Department of Energy, during our nine months ended April 30, 2023;

●	we published our inaugural sustainability report;

●

we expanded licensed capacity to four million pounds of U3O8 annually at our Hobson Processing Facility, distinguishing the plant as having the largest licensed capacity in Texas and the second largest in the United States; and

●	we commenced a drilling campaign at our 82.77% owned Christie Lake Project and drilled 19,778.9 meters.

Physical Uranium Program

The Company is investing in building the next generation of low-cost and environmentally friendly uranium projects that will be competitive on a global basis. Despite our focus on low cost ISR mining with its low capital requirements, we saw a unique opportunity to purchase drummed uranium at prevailing spot prices which are below most global industry mining costs. Hence, we established a physical uranium portfolio (the “Physical Uranium Program”) and, as of September 29, 2022, have entered into agreements to purchase 5.5 million pounds of U.S. warehoused uranium of which various deliveries have, or are scheduled to occur, in March 2022 to December 2025 at the ConverDyn conversion facility located in Metropolis, Illinois, at a volume weighted average price of approximately $37.30 per pound.

During Fiscal 2022, we generated $22.95 million from spot market sales of 500,000 pounds of uranium. Subsequent to Fiscal 2022, we generated revenue of $125.1 million from sales of 2,450,000 pounds of uranium, which included $17.85 million from sales of 300,000 pounds of U.S. origin uranium concentrates to the U.S. Department of Energy, during our nine months ended April 30, 2023.

Our Physical Uranium Program will support three objectives for our Company: (i) to bolster our balance sheet as uranium prices appreciate; (ii) to provide strategic inventory to support future marketing efforts with utilities that could compliment production and accelerate cash flows; and (iii) to increase the availability of our Texas and Wyoming production capacity for emerging U.S. origin specific opportunities which may command premium pricing due to the scarcity of domestic uranium. One such U.S. origin specific opportunity is the Company’s plan to participate in supplying the Uranium Reserve, as outlined in the Nuclear Fuel Working Group report published by the U.S. Department of Energy (the “UR”). In this respect the Company was recently granted a $17.85 million award to supply 300,000 pounds of U.S. origin uranium concentrates at $59.50 per lb. to the UR.

Uranium Market Developments

Over the past few years, global uranium market fundamentals have been improving as the market transitions from an inventory driven market to more of a production driven market. The spot market bottomed in November 2016 at about $17.75 per pound U3O8 and stood at $53.85 per pound on April 30, 2023 (UxC U3O8 Daily Spot Price). Production dropped to a multi-year low in 2020 at about 122 million pounds but began to recover in 2021 and totalled about 131 million pounds in 2022, still well below reactor requirements. Global supply and demand projections show a structural deficit between production and utility requirements averaging about 34 million pounds a year over the next 10 years and increasing thereafter (UxC 2023 Q1 Uranium Market Outlook). The current gap is being filled with secondary market sources, including finite inventory that is projected to decline in coming years. As secondary supplies diminish, and as existing mines deplete their resources, new production will be needed to meet utility demand. This will require higher prices to stimulate new mining investment but market prices are still below the incentive prices for many producers.

Uranium supply has become more complicated due to Russia’s invasion of Ukraine as Russia is a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions, pending legislation and buyer avoidance of Russian fuel is causing a fundamental change to the nuclear fuel markets. We believe this is resulting in a bifurcation of the uranium market, increasing an already notable supply gap for western utilities. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. While these situations are still unfolding, new trends appear to be pointing towards U.S. and European utilities beginning to shift more focus to security of supply with production from areas of low geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 67 new reactors connected to the grid since 2013 and another 60 reactors under construction as of May 2023 (PRIS and WNA May 2023 data).  In October 2022, World Nuclear News reported that: “The International Energy Agency projects more than a doubling of nuclear generation by 2050 with at least 30 countries increasing their use of nuclear power, in the Net Zero Emissions by 2050 scenario of its latest World Energy Outlook”. Additional upside market pressure is also emerging as utilities return to a longer-term contracting cycle to replace expiring contracts; something the market has not experienced for several years.  Increasing demand has also occurred with financial entities and various producers, including our Company, purchasing significant quantities of drummed uranium inventory, further removing excess near term supplies.

In-Situ Recovery (ISR) Mining

We utilize in-situ recovery or ISR uranium mining for our South Texas projects as well as our Reno Creek Project in Wyoming, and will continue to utilize ISR mining whenever such alternative is available to conventional mining. When compared to conventional mining, ISR mining requires lower capital expenditures, has a reduced impact on the environment, and results in a shorter lead time to uranium recovery.

ISR mining is considered considerably more environmentally friendly compared to alternative, traditional mining approaches, as the ISR process does not require blasting or waste rock movement, resulting in less damage to the environment, minimal dust, and no resulting tailings or tailings facilities. Further, ISR mining is more discrete and, therefore, land access does not typically have to be restricted, and the area may be restored to its pre-mining usage faster than when applying traditional mining approaches.

ISR mining involves circulating oxidized water through an underground uranium deposit, dissolving the uranium and then pumping the uranium-rich solution to the surface for processing. Oxidizing solution enters the formation through a series of injection wells and is drawn to a series of communicating extraction wells. To create a localized hydrologic cone of depression in each wellfield, more groundwater will be produced than injected. Under this gradient, the natural groundwater movement from the surrounding area is toward the wellfield, providing control of the injection fluid. Over-extraction is adjusted as necessary to maintain a cone of depression which ensures that the injection fluid does not move outside the permitted area.

The uranium-rich solution is pumped from an ore zone to the surface and circulated through a series of ion exchange columns located at the mine site. The solution flows through resin beds inside an ion exchange column where the uranium bonds to small resin beads. As the solution exits the ion exchange column, it is mostly void of uranium and is re-circulated back to the wellfield and through the ore zone. Once the resin beads are fully loaded with uranium, they are transported by truck to our Hobson Processing Facility and transferred to a tank for flushing with a brine solution, or elution, which strips the uranium from the resin beads. The stripped resin beads are then transported back to the mine and reused in the ion exchange columns. The uranium solution, now free from the resin, is precipitated out and concentrated into a slurry mixture and fed to a filter press to remove unwanted solids and contaminants. The slurry is then dried in a zero-emissions rotary vacuum dryer, packed in metal drums and shipped out as uranium concentrates, or yellowcake, to a conversion facility for storage and sales.

Each project is divided into a mining unit, known as a Production Area Authorization (“PAA”), which lies inside an approved Mine Permit Boundary. Each PAA will be developed, extracted and restored as one unit and will have its own set of monitor wells. It is common to have multiple PAAs in extraction at any one time with additional units in various states of exploration, pre-extraction and/or restoration.

After mining is complete in a PAA, aquifer restoration will begin as soon as practicable and will continue until the groundwater is restored to pre-mining conditions. Once restoration is complete, a stability period of no less than one year is scheduled with quarterly baseline and monitor well sampling. Wellfield reclamation will follow after aquifer restoration is complete and the stability period has passed.

Hobson Processing Facility

Our Hobson Processing Facility is located in Karnes County, Texas, about 100 miles northwest of Corpus Christi. It was originally licensed and constructed in 1978, serving as the hub for several satellite mining projects until 1996, and completely refurbished in 2008. On December 18, 2009, we acquired the Hobson Processing Facility as part of our acquisition of STMV.

With a physical capacity to process uranium-loaded resins up to a total of two million pounds of U3O8 annually and licensed to process up to one million pounds of U3O8 annually, our fully-licensed and 100%-owned Hobson Processing Facility forms the basis for our “hub-and-spoke” strategy in the State of Texas, specifically in the South Texas Uranium Belt, where we utilize ISR mining.

Palangana Mine

We hold various mining lease and surface use agreements generally having an initial five-year term with extension provisions, granting us the exclusive right to explore, develop and mine for uranium at our Palangana Mine, a 6,406-acre property located in Duval County, Texas, approximately 100 miles south of the Hobson Processing Facility. These agreements are subject to certain royalty and overriding royalty interests indexed to the sales price of uranium.

On December 18, 2009, we acquired the Palangana Mine as part of our acquisition of STMV. In November 2010, the Palangana Mine commenced uranium extraction utilizing ISR mining and in January 2011 the Hobson Processing Facility began processing resins received from the Palangana Mine.

Material Relationships Including Long-Term Delivery Contracts

As of April 30, 2023, we had no uranium supply or “off-take” agreements in place.

Given that there are up to approximately 60 different companies as potential buyers in the uranium market, we are not substantially dependent upon any single customer to purchase uranium extracted by us.

Seasonality

The timing of our uranium concentrate sales is dependent upon factors such as extraction results from our mining activities, cash requirements, contractual requirements and perception of the uranium market. As a result, our sales are neither tied to nor dependent upon any particular season. In addition, our ability to extract and process uranium does not change on a seasonal basis. Over the past ten years uranium prices have tended to decline during the calendar third quarter before rebounding during the fourth quarter, but there does not appear to be a strong correlation.

Mineral Rights

In Texas our mineral rights are held exclusively through private leases from the owners of the land/mineral/surface rights with varying terms. In general, these leases provide for uranium and certain other specified mineral rights only, including surface access rights for an initial term of five years and renewal for a second five-year term. We have amended the majority of the leases to extend the time period for an additional five years past the original five-year renewal periods. Our Burke Hollow and some of our Goliad Project leases have a fixed royalty amount based on net proceeds from sales of uranium, and our other projects have production royalties calculated on a sliding-scale basis tied to the gross sales price of uranium. Remediation of a property is required in accordance with regulatory standards, which may include the posting of reclamation bonds.

In Arizona, New Mexico and Wyoming our mineral rights are held either exclusively or through a combination of federal mining claims and state and private mineral leases. Remediation of a property is required in accordance with regulatory standards, which may include the posting of reclamation bonds. Our federal mining claims consist of both unpatented lode and placer mining claims registered with the U.S. Bureau of Land Management (“BLM”) and the appropriate counties. These claims provide for all mineral rights including surface access rights for an indefinite period. Annual maintenance requirements include BLM claim fees of $165 per claim due yearly on September 1st. Our state mineral leases are registered with their respective states. These leases provide for all mineral rights, including surface access rights, to be subject to a production royalty of 4% in Wyoming and 5% to 6% in Arizona, ranging from a five-year term in Arizona to a ten-year term in Wyoming. Annual maintenance requirements include lease fees of between $1 and $3 per acre and minimum exploration expenditure requirements of between $10 and $20 per acre in Arizona. Our private mineral leases are negotiated directly with the owners of the land/mineral/surface rights with varying terms. These leases provide for uranium and certain other specified mineral rights only, including surface access rights, subject to production royalties, ranging from an initial term of five to seven years and renewal for a second five-year to seven-year term, and some of which have an initial term of 20 years.

Under the mining laws of Saskatchewan, Canada, title to mineral rights for our Projects within the province are held through The Crown Minerals Act of the Province of Saskatchewan. In addition, The Mineral Resources Act, 1985 and The Mineral Tenure Registry Regulations affect the rights and administration of mineral tenure in Saskatchewan. In most cases lands are currently claimed as “Crown dispositions” or “mineral dispositions”. Subject to section 19 of The Crown Minerals Act, a claim grants to the holder the exclusive right to explore for any Crown minerals that are subject to these regulations within the claim lands. Claims are renewed annually and the claim holder is required to satisfy work expenditure requirements. Expenditure requirements are $Nil for the first year, $15 per hectare for the second year to the tenth year of assessment work periods and $25 per hectare for the eleventh year and subsequent assessment work periods. For registering exploration expenditures, mineral dispositions may be grouped at the time of submission if the total mineral disposition area is not greater than 18,000 hectares. The holder may also submit a cash payment or cash deposit in lieu of a work assessment submission for not more than three consecutive work periods. A claim that is in good standing may be converted to a mineral lease upon application and payment of a registration fee.

Mining laws in Saskatchewan also apply to mineral leases and with proper regulatory approvals and operating licences, a mineral lease grants to the holder the exclusive right to explore for, mine, work, recover, procure, remove, carry away and dispose of any Crown minerals that are subject to these regulations within the lease lands. The term of a mineral lease is 10 years, and a holder of a lease in good standing may apply for a renewal of the lease for a further 10 years provided the application is submitted within one year before expiry of the lease term and the holder of the lease has complied with the Act and regulations. Mineral Leases are subject to assessment spending criteria at the rate of $25 per hectare from the first to tenth assessment periods, $50 per hectare from the eleventh to the twentieth assessment work periods and $75 per hectare from the twenty-first and all subsequent work periods. Once mineral production has commenced mineral leases are also subject to annual rental fees of $10 per hectare.

Under the mining laws of the Republic of Paraguay, title to mineral rights for our Yuty Project is held through a “Mineral Concession Contract” approved by the National Congress and signed between the Government of the Republic of Paraguay and the Company, and titles to mineral rights for our Oviedo Project and our Alto Paraná Titanium Project are held through “Exploration Mining Permits” granted by the Ministry of Public Works and Communications (“MOPC”), the mining regulator in Paraguay. These mineral rights provide for the exploration of metallic and non-metallic minerals and precious and semi-precious gems within the territory of Paraguay for up to a six-year period, and for the exploitation of minerals for a minimum period of 20 years from the beginning of the production phase, extendable for an additional ten years.

Environmental, Social and Governance Overview

UEC is dedicated to preserving the environment in which we operate, and to being a responsible neighbor to our local communities. We believe in mining in a responsible manner, such as through the deployment of ISR technology when possible, adhering to all applicable environmental regulations and managing and reducing our carbon emissions. UEC believes that uranium and nuclear energy will be an important part of the energy transition as it can provide reliable and consistent power to the grid. Ensuring responsible mining practices better positions nuclear to be an energy source of choice to governments, and enables us to be a better partner and corporate citizen to our local communities.

Environmental Management

Environmental Governance

UEC approved an Environmental, Health and Safety Policy in Fiscal 2022 which sets out objectives and provides overarching guidelines for the management of the environment. This enterprise-wide policy can be found at https://www.uraniumenergy.com/about/corporate-governance/. Topics covered in this policy include the management of hazardous waste, water, biodiversity and land use, air quality and pollutants, green-house gas (“GHG”) emissions, and energy management. Adherence to and performance against this policy will be reviewed by our Board of Directors’ Sustainability Committee annually.

Environmental Regulations

We believe that we comply with all federal, state and local applicable laws and regulations which govern environmental quality and pollution control. Our operations are subject to stringent environmental regulation by state and federal authorities including the Railroad Commission of Texas (“RCT”), the Texas Commission on Environmental Quality (“TCEQ”) and the United States Environmental Protection Agency (“EPA”).

In Texas, where the Company’s hub-and-spoke operations are anchored by the fully-licensed Hobson Processing Facility, surface extraction and exploration for uranium is regulated by the RCT, while ISR uranium extraction is regulated by the TCEQ. An exploration permit is the initial permit granted by the RCT that authorizes exploration drilling activities inside an approved area. This permit authorizes specific drilling and plugging activities requiring documentation for each borehole drilled. All documentation is submitted to the RCT on a monthly basis and each borehole drilled under the exploration permit is inspected by an RCT inspector to ensure compliance. As at July 31, 2022, we held one exploration permit in each of Bee, Duval and Goliad Counties in Texas.

As an example of the regulation that guides our industry, before ISR uranium extraction can begin in Texas, a number of permits must be granted by the TCEQ.

A Mine Area Permit (“MAP”) application is required for submission to the TCEQ to establish a specific permit area boundary, aquifer exemption boundary and the mineral zones of interests or production zones. The application also includes a financial surety plan to ensure funding for all plugging and abandonment requirements. Funding for surety is in the form of cash or bonds, including an excess of 15% for contingencies and 10% for overhead, adjusted annually for inflation. As at July 31, 2022, we held MAPs for our Palangana Mine and our Goliad and Burke Hollow Projects.

A Radioactive Material License (“RML”) application is also required for submission to the TCEQ for authorization to operate a uranium recovery facility. The application includes baseline environmental data for soil, vegetation, surface water and groundwater along with operational sampling frequencies and locations. A Radiation Safety Manual is a key component of the application which defines the environmental health and safety programs and procedures to protect employees and the environment. Another important component of the application is a financial surety mechanism to ensure plant and wellfield decommissioning is properly funded and maintained. Surety funding is in the form of cash or bonds, and includes an excess of 15% for contingencies and 10% for overhead, adjusted annually for inflation. As at July 31, 2022, we held RMLs for our Palangana Mine, Burke Hollow and Goliad Projects and Hobson Processing Facility.

PAA applications are also required for submission to the TCEQ to establish specific extraction areas inside the MAP boundary. These are typically 30 to 100-acre units that have been delineated and contain extractible quantities of uranium. The PAA application includes baseline water quality data that is characteristic of that individual unit, proposes upper control limits for monitor well analysis and establishes restoration values. The application will also include a financial security plan for wellfield restoration and reclamation which must be funded and in place prior to commencing uranium extraction. As at July 31, 2022, we held four PAA permits for our Palangana Mine and one for our Goliad Project.

A Class I disposal well permit application is also required for submission to the TCEQ for authorization for deep underground wastewater injection. It is the primary method for disposing of excess fluid from the extraction areas and for reverse osmosis concentrate during the restoration phase. This permit authorizes injection into a specific injection zone within a designated injection interval. The permit requires continuous monitoring of numerous parameters including injection flow rate, injection pressure, annulus pressure and injection/annulus differential pressure. Mechanical integrity testing is required initially and annually to ensure the well is mechanically sound. Surety funding for plugging and abandonment of each well is in the form of cash or bonds, including 15% for contingencies and 10% for overhead, adjusted annually for inflation. As at July 31, 2022, we held two Class I disposal well permits for each of our Hobson Processing Facility, Palangana Satellite Facility and Burke Hollow and Goliad Projects.

The federal Safe Drinking Water Act (“SDWA”) creates a regulatory program to protect groundwater and is administered by the EPA. The SDWA allows states to issue underground injection control (“UIC”) permits under two conditions: the state’s program must have been granted primacy; and the EPA must have granted an aquifer exemption upon the state’s request (an “Aquifer Exemption”). Texas, being a primacy state, is therefore authorized to grant UIC permits and makes the official requests for an Aquifer Exemption to the EPA. The Aquifer Exemption request is submitted by the Company to the TCEQ and, once approved, is then submitted by the TCEQ to the EPA for concurrence and final issuance. As at July 31, 2022, we held an Aquifer Exemption for each of our Palangana Mine and our Goliad and Burke Hollow Projects.

Waste Disposal

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes affect mineral exploration and production activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and on the disposal of non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

Comprehensive Environmental Response, Compensation and Liability Act

The federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) imposes joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances (collectively, “Hazardous Substances”). These classes of persons or potentially responsible parties include the current and certain past owners and operators of a facility or property where there is or has been a release or threat of release of a Hazardous Substance and persons who disposed of or arranged for the disposal of the Hazardous Substances found at such a facility. CERCLA also authorizes the EPA and, in some cases, third parties, to take actions in response to threats to the public health or the environment and to seek to recover the costs of such action. We may also in the future become an owner of facilities on which Hazardous Substances have been released by previous owners or operators. We may in the future be responsible under CERCLA for all or part of the costs to clean up facilities or properties at which such substances have been released and for natural resource damages.

Air Emissions

Our operations are subject to local, state and federal regulations for the control of emissions of air pollution. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources. In Texas the TCEQ issues an exemption for those processes that meet the criteria for low to zero emission by issuing a permit by rule. Presently our Palangana Mine, our Hobson Processing Facility and our Goliad Project all have permits by rule covering air emissions.

Water Management

UEC commits its management team, employees and contractors to be good stewards of the water it utilizes in all parts of its operations. From exploration to restoration, water is the critical factor for ISR mining and responsibly managing that water is crucial to our business.

At all UEC’s ISR projects the ore hosted groundwater does not meet either primary or secondary drinking water standards and should only be used for industrial or agricultural use without proper treatment.

Water consumption at UEC’s ISR mining projects is primarily natural groundwater. During the recovery process, water is pumped from the ore hosted aquifer and piped to the satellite facility. The groundwater is filtered for solids, stripped of uranium, allowed to settle and then approximately 95% is reinjected or recirculated back into the same aquifer it was recovered from. This recycling process is an overwhelming advantage of ISR mining compared to other methods such as conventional or open pit.

In order to ensure appropriate water management, and to ensure our team can continuously make decisions to reduce our water usage, UEC closely monitors our water consumption. UEC is identifying ways to reduce water consumption on an ongoing basis.

Compliance with the Clean Water Act

The Clean Water Act (“CWA”) imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the U.S., a term broadly defined. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and other pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that may require us to obtain permits to discharge storm water runoff. Management believes that we are in substantial compliance with current applicable environmental laws and regulations.

GHG Emissions Management

Mining is an essential industry to enable the global transition to net-zero. Uranium mining, at the heart of UEC’s business, fuels nuclear energy, which is an essential carbon-free energy source. Beyond this, we understand that our operational activities do contribute to climate change through the release of emissions. Therefore, over the next several years, we will begin a process to understand our emissions profile, as well as identify and implement opportunities to reduce emissions, where and when possible.

We have created an emissions inventory of all sources (mobile and stationary) for each Texas project and we have initiated fuel consumption tracking by individual source at each project.  We have created tracking mechanisms for all Scope 1 and 2 emissions for our Texas projects, which includes fuel consumption and mileage for the Texas fleet and stationary sources as well as electrical energy consumption at each Texas project.  Scope 1 emissions covers direct emissions from owned or controlled sources. Scope 2 emissions covers indirect emissions from the generation of purchased electricity, steam, heating and cooling consumed by the Company.

Through developing this inventory, we have been able to identify, assess and conduct a cost benefit analysis for emission reduction opportunities at UEC’s Texas projects.  Such opportunities include exploring ways to upgrade our Hobson plant into a zero-emissions processing plant.

Aligned to responsibly managing our emissions in the short-term, we have purchased carbon offset credits for our Scope 1 and 2 emissions for our Texas sites.

Health and Safety

Health and safety is one of our top priorities. We pride ourselves on employing safe practices in all aspects of its work.

In Fiscal 2022, UEC’s Board approved an Environmental, Health and Safety Policy that provides overall objectives and guidance for our health and safety management. Supporting this Policy, at each site, UEC has a number of operational policies and practices covering radiation safety and procedures, spills and leakage reporting, equipment training and emergency response procedures. There is also a company-wide Injury and Incident Policy covered in the employee handbook that all employees are familiar with and are required to comply.

Training for employees on health and safety protocols are essential to ensuring we employ best safety practices at all times. Although exact training hours have not been recorded for this fiscal year, UEC has provided training to staff on a variety of safety topics, including, but not limited to, the following topics:

●	Annual radiation safety training for all plant and wellfield employees;

●	Bi-Annual Radiation Safety Officer training;

●	Radiation Safety Technician training;

●	Logging training;

●	First Aid/CPR training every two years;

●	Rig Safety/Inspections training; and

●	Annual DOT Training/HazMat training.

UEC’s health and safety practices are developed to ensure that all regulatory requirements are met. Across all of our sites, our employees are required to report all injuries to their supervisor. On an annual basis, all reports are analyzed and tracked as required by the Occupational Health and Safety Association (“OSHA”). Given the nature of UEC’s specialized industry, there are site-specific emergency procedures in place that identify the steps employees should take in the event of a health and safety emergency.

Competition

The uranium industry is highly competitive, and our competition includes larger, more established companies with longer operating histories that not only explore for and produce uranium but also market uranium and other products on a regional, national or worldwide basis. Due to their greater financial and technical resources, we may not be able to acquire additional uranium projects in a competitive bidding process involving such companies. Additionally, these larger companies have greater resources to continue with their operations during periods of depressed market conditions.

The global titanium market is highly competitive, with the top six producers accounting for approximately 60% of the world’s production capacity according to TZ Minerals International Pty. Ltd. Competition is based on a number of factors, such as price, product quality and service. Among our competitors are companies that are vertically-integrated (those that have their own raw material resources).

Research and Development Activities

No research and development expenditures have been incurred, either on our account or sponsored by customers, for our three most recently completed fiscal years.

Employees

Amir Adnani is our President and Chief Executive Officer and, effective October 29, 2015, Pat Obara was appointed our Chief Financial Officer. These individuals are primarily responsible for all our day-to-day operations. Effective September 8, 2014, Scott Melbye was appointed our Executive Vice President. Other services are provided by outsourcing and consulting and special purpose contracts. As of April 30, 2023, we had 79 persons employed on a full-time basis and seven individuals providing services on a contractual basis.

Human Capital

As of April 30, 2023, our employee population consisted of 86 individuals working for us and our consolidated subsidiaries, 43 of whom were located in the United States, 28 in Canada and 15 in Paraguay. Our Company is committed to attracting and retaining talented and experienced individuals to manage and support our operations.  We engage in a variety of learning and development opportunities with our employees, including ongoing training, continuing education courses, workshops and seminars and membership in professional organizations relating to employees’ projects areas of expertise. We strive to fill employment openings through internal promotions or transfers of qualified employees, as appropriate.

Legal Proceedings

As of the date of this Prospectus, other than as disclosed below, there are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which the Company or any of its subsidiaries is a party or of which any of their property is subject, and no director, officer, affiliate or record or beneficial owner of more than 5% of our common stock, or any associate or any such director, officer, affiliate or security holder is: (i) a party adverse to us or any of our subsidiaries in any legal proceeding; or (ii) has an adverse interest to us or any of our subsidiaries in any legal proceeding. Other than as disclosed below, management is not aware of any other material legal proceedings pending or that have been threatened against us or our properties.

On or about March 9, 2011, the Texas Commission on Environmental Quality (the “TCEQ”) granted the Company’s applications for a Class III Injection Well Permit, Production Area Authorization and Aquifer Exemption for its Goliad Project.  On or about December 4, 2012, the U.S. Environmental Protection Agency (the “EPA”) concurred with the TCEQ issuance of the Aquifer Exemption permit (the “AE”).  With the receipt of this concurrence, the final authorization required for uranium extraction, the Goliad Project achieved fully-permitted status.  On or about May 24, 2011, a group of petitioners, inclusive of Goliad County, appealed the TCEQ action to the 250th District Court in Travis County, Texas.  A motion filed by the Company to intervene in this matter was granted. The petitioners’ appeal lay dormant until on or about June 14, 2013, when the petitioners filed their initial brief in support of their position.  On or about January 18, 2013, a different group of petitioners, exclusive of Goliad County, filed a petition for review with the Court of Appeals for the Fifth Circuit in the United States (the “Fifth Circuit”) to appeal the EPA’s decision.  On or about March 5, 2013, a motion filed by the Company to intervene in this matter was granted.  The parties attempted to resolve both appeals, to facilitate discussions and avoid further legal costs. The parties jointly agreed, through mediation initially conducted through the Fifth Circuit on or about August 8, 2013, to abate the proceedings in the State District Court. On or about August 21, 2013, the State District Court agreed to abate the proceedings.  The EPA subsequently filed a motion to remand without vacatur with the Fifth Circuit wherein the EPA’s stated purpose was to elicit additional public input and further explain its rationale for the approval.  In requesting the remand without vacatur, which would allow the AE to remain in place during the review period, the EPA denied the existence of legal error and stated that it was unaware of any additional information that would merit reversal of the AE.  The Company and the TCEQ filed a request to the Fifth Circuit for the motion to remand without vacatur, and if granted, to be limited to a 60-day review period.  On December 9, 2013, by way of a procedural order from a three-judge panel of the Fifth Circuit, the Court granted the remand without vacatur and initially limited the review period to 60 days. In March of 2014, at the EPA’s request, the Fifth Circuit extended the EPA’s time period for review and additionally, during that same period, the Company conducted a joint groundwater survey of the site, the result of which reaffirmed the Company’s previously filed groundwater direction studies. On or about June 17, 2014, the EPA reaffirmed its earlier decision to uphold the granting of the Company’s existing AE, with the exception of a northwestern portion containing less than 10% of the uranium resource which was withdrawn, but not denied, from the AE area until additional information is provided in the normal course of mine development. On or about September 9, 2014, the petitioners filed a status report with the State District Court which included a request to remove the stay agreed to in August 2013 and to set a briefing schedule (the “Status Report”). In that Status Report the petitioners also stated that they had decided not to pursue their appeal at the Fifth Circuit. The Company continues to believe that the pending appeal is without merit and is continuing as planned towards uranium extraction at its fully-permitted Goliad Project.

The Company has had communications and filings with the Ministry of Public Works and Communications (the “MOPC”), the mining regulator in Paraguay, whereby the MOPC is taking the position that certain concessions forming part of the Company’s Yuty Project and Alto Parana Project are not eligible for extension as to exploration or continuation to exploitation in their current stages. While we remain fully committed to its development path forward in Paraguay, we have filed certain applications and appeals in Paraguay to reverse the MOPC’s position in order to protect the Company’s continuing rights in those concessions.

Dividend Policy

No dividends have been declared or paid on our common stock. We have incurred recurring losses and do not currently intend to pay any cash dividends in the foreseeable future.

RISK FACTORS

Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus and in the documents incorporated by reference herein, including the risks described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, before investing in our securities. We have identified the following material risks and uncertainties which reflect our outlook and conditions known to us as of the date of this Prospectus. These material risks and uncertainties should be carefully reviewed by our stockholders and any potential investors in evaluating the Company, our business and the market value of our common stock. Furthermore, any one of these material risks and uncertainties has the potential to cause actual results, performance, achievements or events to be materially different from any future results, performance, achievements or events implied, suggested or expressed by any forward-looking statements made by us or by persons acting on our behalf. Refer to “Cautionary Note Regarding Forward-looking Statements” herein.

There is no assurance that we will be successful in preventing the material adverse effects that any one or more of the following material risks and uncertainties may cause on our business, prospects, financial condition and operating results, which may result in a significant decrease in the market price of our common stock. Furthermore, there is no assurance that these material risks and uncertainties represent a complete list of the material risks and uncertainties facing us. There may be additional risks and uncertainties of a material nature that, as of the date of this Prospectus, we are unaware of or that we consider immaterial that may become material in the future, any one or more of which may result in a material adverse effect on us. You could lose all or a significant portion of your investment due to any one of these material risks and uncertainties.

Risks Related to Our Company and Business

Evaluating our future performance may be difficult since we have a limited financial and operating history, with significant negative operating cash flow and an accumulated deficit to date. Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

As more fully described under Item 1, Business, in our Annual Report on Form 10-K for Fiscal 2022, we were incorporated under the laws of the State of Nevada on May 16, 2003 and, since 2004, we have been engaged in uranium mining and related activities, including exploration, pre-extraction, extraction and processing, on projects located in the United States, Canada and the Republic of Paraguay. In November 2010, we commenced uranium extraction for the first time at our Palangana Mine utilizing ISR methods and processed those materials at our Hobson Processing Facility into drums of U3O8. We also hold uranium projects in various stages of exploration and pre-extraction in the States of Arizona, New Mexico, Texas and Wyoming, in Canada and the Republic of Paraguay. Since we completed the acquisition of our Alto Paraná Project located in the Republic of Paraguay in July 2017, we are also involved in mining and related activities, including exploration, pre-extraction, extraction and processing, of titanium minerals.

As more fully described under “Liquidity and Capital Resources” of Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations in our Quarterly Report on Form 10-Q for the nine month period ended April 30, 2023, we have a history of significant negative cash flow and net losses, with an accumulated deficit balance of $290.2 million as of April 30, 2023. Historically, we have been reliant primarily on equity financings from the sale of our common stock and on debt financing in order to fund our operations. Although we generated revenues from sales of U3O8 during Fiscal 2015, Fiscal 2013 and Fiscal 2012 of $3.1 million, $9.0 million and $13.8 million, respectively, and generated revenues from sales of purchased uranium inventory and toll processing services totaling $125.4 million during the nine months ended April 30, 2023 and $23.2 million in Fiscal 2022, respectively, we have yet to achieve profitability or develop consistent positive cash flow from our operations, and we do not expect to achieve profitability or develop positive cash flow from operations in the near term. As a result of our limited financial and operating history, including our significant net losses to date, it may be difficult to evaluate our future performance.

As of April 30, 2023, we had working capital of $38.7 million including cash and cash equivalents of $17.5 million and uranium inventory holdings of $26.2 million. We believe our existing cash resources and, if necessary, cash generated from the sale of the Company’s uranium inventories, will provide sufficient funds to carry out our planned operations for 12 months from the date of this Prospectus. Our continuation as a going concern beyond those 12 months will be dependent upon our ability to achieve consistent positive cash flow from the sale of our uranium concentrates and to obtain adequate additional financing as our operations are capital intensive and future capital expenditures are expected to be substantial. Our continued operations, including the recoverability of the carrying values of our assets, are dependent ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations.

Our reliance on equity and debt financings is expected to continue for the foreseeable future, and their availability, whenever such additional financing is required, will be dependent on many factors beyond our control including, but not limited to, the market price of uranium, the continuing public support of nuclear power as a viable source of electrical generation, the volatility in the global financial markets affecting our stock price and the status of the worldwide economy, any one of which may cause significant challenges in our ability to access additional financing, including access to the equity and credit markets. We may also be required to seek other forms of financing, such as asset divestitures or joint venture arrangements, to continue advancing our projects which would depend entirely on finding a suitable third party willing to enter into such an arrangement, typically involving an assignment of a percentage interest in the mineral project.

Our long-term success, including the recoverability of the carrying values of our assets and our ability to acquire additional uranium projects and continue with exploration and pre-extraction activities and mining activities on our existing uranium projects, will depend ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations by establishing ore bodies that contain commercially recoverable uranium and to develop these into profitable mining activities. The economic viability of our mining activities, including the expected duration and profitability of our ISR Mines and of any future satellite ISR mines, such as our Burke Hollow and Goliad Projects, located within the South Texas Uranium Belt, our Christensen Ranch Mine and Reno Creek Project, located in the Powder River Basin, Wyoming, and our projects in Canada and in the Republic of Paraguay, have many risks and uncertainties. These include, but are not limited to: (i) a significant, prolonged decrease in the market price of uranium and titanium minerals; (ii) difficulty in marketing and/or selling uranium concentrates; (iii) significantly higher than expected capital costs to construct a mine and/or processing plant; (iv) significantly higher than expected extraction costs; (v) significantly lower than expected mineral extraction; (vi) significant delays, reductions or stoppages of uranium extraction activities; and (vii) the introduction of significantly more stringent regulatory laws and regulations. Our mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

Our operations are capital intensive and we will require significant additional financing to acquire additional mineral projects and continue with our exploration and pre-extraction activities on our existing projects.

Our operations are capital intensive and future capital expenditures are expected to be substantial. We will require significant additional financing to fund our operations, including acquiring additional mineral projects and continuing with our exploration and pre-extraction activities which include assaying, drilling, geological and geochemical analysis and mine construction costs. In the absence of such additional financing we would not be able to fund our operations or continue with our exploration and pre-extraction activities, which may result in delays, curtailment or abandonment of any one or all of our projects.

Our uranium extraction and sales history is limited, with our uranium extraction to date originating from a single uranium mine. Our ability to continue generating revenue is subject to a number of factors, any one or more of which may adversely affect our financial condition and operating results.

We have a limited history of uranium extraction and generating revenue. In November 2010 we commenced uranium extraction at our Palangana Mine, which has been our sole source of revenues from the sales of produced U3O8 during Fiscal 2015, Fiscal 2013 and Fiscal 2012, with no revenues from sales of produced U3O8 during the nine months ended April 30, 2023, and any other fiscal years.

During the nine months ended April 30, 2023, we continued to operate our ISR Mines at a reduced pace to align our operations to a weak uranium commodity market in a challenging post-Fukushima environment. This strategy has included the deferral of major pre-extraction expenditures and remaining in a state of operational readiness in anticipation of a recovery in uranium prices.  Our ability to continue generating revenue from our ISR Mines is subject to a number of factors which include, but are not limited to: (i) a significant, prolonged decrease in the market price of uranium; (ii) difficulty in marketing and/or selling uranium concentrates; (iii) significantly higher than expected capital costs to construct the mine and/or processing plant; (iv) significantly higher than expected extraction costs; (v) significantly lower than expected uranium extraction; (vi) significant delays, reductions or stoppages of uranium extraction activities; and (vii) the introduction of significantly more stringent regulatory laws and regulations. Furthermore, any continued mining activities at our ISR Mines will eventually deplete the mines or cause such activities to become uneconomical, and if we are unable to directly acquire new uranium projects or develop existing uranium projects, such as our Roughrider, Hidden Bay, Christie Lake, Moore Ranch, Reno Creek, Burke Hollow and Goliad Projects, into additional uranium mines from which we can commence uranium extraction, it will negatively impact our ability to generate revenues. Any one or more of these occurrences may adversely affect our financial condition and operating results.

Exploration and pre-extraction programs and mining activities are inherently subject to numerous significant risks and uncertainties, and actual results may differ significantly from expectations or anticipated amounts. Furthermore, exploration programs conducted on our projects may not result in the establishment of ore bodies that contain commercially recoverable uranium.

Exploration and pre-extraction programs and mining activities are inherently subject to numerous significant risks and uncertainties, with many beyond our control and including, but not limited to: (i) unanticipated ground and water conditions and adverse claims to water rights; (ii) unusual or unexpected geological formations; (iii) metallurgical and other processing problems; (iv) the occurrence of unusual weather or operating conditions and other force majeure events; (v) lower than expected ore grades; (vi) industrial accidents; (vii) delays in the receipt of or failure to receive necessary government permits; (viii) delays in transportation; (ix) the availability of contractors and labor; (x) government permit restrictions and regulation restrictions; (xi) the unavailability of materials and equipment; and (xii) the failure of equipment or processes to operate in accordance with specifications or expectations. These risks and uncertainties could result in: (i) delays, reductions or stoppages in our mining activities; (ii) increased capital and/or extraction costs; (iii) damage to, or destruction of, our mineral projects, extraction facilities or other properties; (iv) personal injuries; (v) environmental damage; (vi) monetary losses; and (vii) legal claims.

Success in mineral exploration is dependent on many factors including, without limitation, the experience and capabilities of a company’s management, the availability of geological expertise and the availability of sufficient funds to conduct the exploration program. Even if an exploration program is successful and commercially recoverable material is established, it may take a number of years from the initial phases of drilling and identification of the mineralization until extraction is possible, during which time the economic feasibility of extraction may change such that the material ceases to be economically recoverable. Exploration is frequently non-productive due, for example, to poor exploration results or the inability to establish ore bodies that contain commercially recoverable material, in which case the project may be abandoned and written-off. Furthermore, we will not be able to benefit from our exploration efforts and recover the expenditures that we incur on our exploration programs if we do not establish ore bodies that contain commercially recoverable material and develop these projects into profitable mining activities, and there is no assurance that we will be successful in doing so for any of our projects.

Whether an ore body contains commercially recoverable material depends on many factors including, without limitation: (i) the particular attributes, including material changes to those attributes, of the ore body such as size, grade, recovery rates and proximity to infrastructure; (ii) the market price of uranium, which may be volatile; and (iii) government regulations and regulatory requirements including, without limitation, those relating to environmental protection, permitting and land use, taxes, land tenure and transportation.

We have not established proven or probable reserves through the completion of a “final” or “bankable” feasibility study for any of our projects, including our ISR Mines. Furthermore, we have no plans to establish proven or probable reserves for any of our uranium projects for which we plan on utilizing ISR mining, such as our ISR Mines. Since we commenced extraction of mineralized materials from our ISR Mines without having established proven or probable reserves, it may result in our mining activities at our ISR Mines, and at any future projects for which proven or probable reserves are not established, being inherently riskier than other mining activities for which proven or probable reserves have been established.

We have established the existence of mineralized materials for certain of our projects, including our ISR Mines. We have not established proven or probable reserves, as defined by the SEC under S-K 1300, through the completion of a “final” or “bankable” feasibility study for any of our projects, including our ISR Mines. Furthermore, we have no plans to establish proven or probable reserves for any of our projects for which we plan on utilizing ISR mining, such as our ISR Mines. Since we commenced uranium extraction of mineralized materials at our ISR Mines without having established proven or probable reserves, there may be greater inherent uncertainty as to whether or not any mineralized material can be economically extracted as originally planned and anticipated. Any mineralized materials established or extracted from our ISR Mines should not in any way be associated with having established or produced from proven or probable reserves.

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the “New Rule”), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The New Rule became effective as of February 25, 2019, and issuers are required to comply with the New Rule as of the annual report for their first fiscal year beginning on or after January 1, 2021, and earlier in certain circumstances. The Company believes that it is presently in compliance with the New Rule.

Since we are in the Exploration Stage, pre-production expenditures, including those related to pre-extraction activities, are expensed as incurred, the effects of which may result in our consolidated financial statements not being directly comparable to the financial statements of companies in the Production Stage.

Despite the fact that we commenced uranium extraction at our ISR Mines, we remain in the Exploration Stage (as defined by the SEC) and will continue to remain in the Exploration Stage until such time as proven or probable reserves have been established, which may never occur. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP) under which acquisition costs of mineral rights are initially capitalized as incurred while pre-production expenditures are expensed as incurred until such time as we exit the Exploration Stage. Expenditures relating to exploration activities are expensed as incurred and expenditures relating to pre-extraction activities are expensed as incurred until such time as proven or probable reserves are established for that uranium project, after which subsequent expenditures relating to mine development activities for that particular project are capitalized as incurred.

We have neither established nor have any plans to establish proven or probable reserves for our uranium projects for which we plan on utilizing ISR mining. Companies in the Production Stage (as defined by the SEC), having established proven and probable reserves and exited the Exploration Stage, typically capitalize expenditures relating to ongoing development activities, with corresponding depletion calculated over proven and probable reserves using the units-of-production method and allocated to inventory and, as that inventory is sold, to cost of goods sold. As we are in the Exploration Stage, it has resulted in us reporting larger losses than if we had been in the Production Stage due to the expensing, instead of capitalization, of expenditures relating to ongoing processing facility and mine pre-extraction activities. Additionally, there would be no corresponding amortization allocated to our future reporting periods since those costs would have been expensed previously, resulting in both lower inventory costs and cost of goods sold and results of operations with higher gross profits and lower losses than if we had been in the Production Stage. Any capitalized costs, such as acquisition costs of mineral rights, are depleted over the estimated extraction life using the straight-line method. As a result, our consolidated financial statements may not be directly comparable to the financial statements of companies in the Production Stage.

Estimated costs of future reclamation obligations may be significantly exceeded by actual costs incurred in the future. Furthermore, only a portion of the financial assurance required for the future reclamation obligations has been funded.

We are responsible for certain remediation and decommissioning activities in the future, primarily for our Hobson and Irigaray Processing Facilities, our ISR Mines and our recently acquired Roughrider and Horse-Raven Projects, and have recorded a liability of $18.6 million on our balance sheet at April 30, 2023, to recognize the present value of the estimated costs of such reclamation obligations.  Should the actual costs to fulfill these future reclamation obligations materially exceed these estimated costs, it may have an adverse effect on our financial condition and operating results, including not having the financial resources required to fulfill such obligations when required to do so.

During Fiscal 2015, we secured $5.6 million of surety bonds as an alternate source of financial assurance for the estimated costs of the reclamation obligations of our Hobson Processing Facility and Palangana Mine, of which we have $1.7 million funded and held as restricted cash for collateral purposes as required by the surety. In connection with the U1A Acquisition, we assumed $13.7 million of restricted cash as surety bond collateral for total estimated reclamation costs of $18.6 million for the Christensen Ranch Mine and Irigaray Processing Facility. During Fiscal 2022, $8.6 million of surety bond collateral related to the Christensen Ranch Mine and Irigaray Processing Facility was released. We may be required at any time to fund the remaining $17.4 million or any portion thereof for a number of reasons including, but not limited to, the following: (i) the terms of the surety bonds are amended, such as an increase in collateral requirements; (ii) we are in default with the terms of the surety bonds; (iii) the surety bonds are no longer acceptable as an alternate source of financial assurance by the regulatory authorities; or (iv) the surety encounters financial difficulties. Should any one or more of these events occur in the future, we may not have the financial resources to fund the remaining amount or any portion thereof when required to do so.

We cannot provide any assurance that our Physical Uranium Program involving the strategic acquisition of physical uranium will be successful, which may have an adverse effect on our results of operations.

We have used or allocated a large portion of our cash on hand in order to fund the acquisition of drummed uranium pursuant to our Physical Uranium Program. This strategy will be subject to a number of risks and there is no assurance that the strategy will be successful. Future deliveries are subject to performance by other parties and there is a possibility of default by those parties, thus depriving us of potential benefits.

Due to the fluctuation of uranium prices, the price of uranium will fluctuate and we will be subject to losses should we ultimately determine to sell the uranium at prices lower than the acquisition cost. The primary risks associated with physical uranium will be the normal risks associated with supply and demand fundamentals affecting price movements.

We may be required to sell a portion or all of the physical uranium accumulated to fund our operations should other forms of financing not be available to meet our capital requirements.

Since there is no public market for uranium, selling the uranium may take extended periods of time and suitable purchasers may be difficult to find, which could have a material adverse effect on our financial condition and may have a material adverse effect on our securities.

There is no public market for the sale of uranium, although there are several trading and brokerage houses that serve the industry with bid and ask data as well as locations and quantities. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and that trading forum does not offer a formal market but rather facilitates the introduction of buyers to sellers.

The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a sale may take several weeks or months to complete. If we determine to sell any physical uranium that we have acquired, we may likewise experience difficulties in finding purchasers that are able to accept a material quantity of physical uranium at a price and at a location that is compatible with our interests. The inability to sell on a timely basis in sufficient quantities and at a desired price and location could have a material adverse effect on our securities.

As part of our Physical Uranium Program, we have entered into commitments to purchase U3O8 and may purchase additional quantities. There is no certainty that any future purchases contemplated by us will be completed.

Storage arrangements, including the extension of storage arrangements, along with credit and operational risks of uranium storage facilities may result in the loss or damage of our physical uranium which may not be covered by insurance or indemnity provisions and could have a material adverse effect on our financial condition.

Currently, the uranium we purchased is stored at the licensed uranium conversion facility of ConverDyn owned by Honeywell. There can be no assurance that storage arrangements that have been negotiated will be extended indefinitely, forcing actions or costs not currently contemplated. Failure to negotiate commercially reasonable storage terms for a subsequent storage period with ConverDyn may have a material adverse effect on our financial condition.

By holding our uranium inventories at the ConverDyn conversion facility we are exposed to the credit and operational risks of the facility. There is no guarantee that we can fully recover all of our investment in uranium held with the facility in the event of a disruptive event. Failure to recover all uranium holdings could have a material adverse effect on our financial condition. Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with ConverDyn or our insurance arrangements, and we may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on our financial condition.

The uranium industry is subject to influential political and regulatory factors which could have a material adverse effect on our business and financial condition.

The international uranium industry, including the supply of uranium concentrates, is relatively small, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to political changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and/or taxes). International agreements, governmental policies and trade restrictions are beyond our control. Changes in regulatory requirements, customs, duties or taxes may affect the availability of uranium, which could have a material adverse effect on our business and financial condition.

We do not insure against all of the risks we face in our operations.

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks, including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations, however, we do not maintain insurance to cover all of the potential risks and hazards associated with our operations.  We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Acquisitions that we may make from time to time could have an adverse impact on us.

From time to time we examine opportunities to acquire additional mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of our Company. Any acquisitions would be accompanied by risks which could have a material adverse effect on our business. For example: (i) there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; (ii) a material ore body may prove to be below expectations; (iii) we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; (iv) the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, customers, suppliers and contractors; and (v) the acquired businesses or assets may have unknown liabilities which may be significant. In the event that we choose to raise debt capital to finance any such acquisition, our leverage will be increased. If we choose to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The uranium and titanium industries are subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

Uranium and titanium exploration and pre-extraction programs and mining activities are subject to numerous stringent laws, regulations and standards at the federal, state and local levels governing permitting, pre-extraction, extraction, exports, taxes, labor standards, occupational health, waste disposal, protection and reclamation of the environment, protection of endangered and protected species, mine safety, hazardous substances and other matters. Our compliance with these requirements requires significant financial and personnel resources.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States, or any other applicable jurisdiction, may change or be applied or interpreted in a manner which may also have a material adverse effect on our operations. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency or special interest group, may also have a material adverse effect on our operations.

Uranium and titanium exploration and pre-extraction programs and mining activities are subject to stringent environmental protection laws and regulations at the federal, state and local levels. These laws and regulations include permitting and reclamation requirements, regulate emissions, water storage and discharges and disposal of hazardous wastes. Uranium mining activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods. Various permits from governmental and regulatory bodies are required for mining to commence or continue, and no assurance can be provided that required permits will be received in a timely manner.

Our compliance costs, including the posting of surety bonds associated with environmental protection laws and regulations and health and safety standards, have been significant to date and are expected to increase in scale and scope as we expand our operations in the future. Furthermore, environmental protection laws and regulations may become more stringent in the future, and compliance with such changes may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

While the very heart of our business – uranium extraction, which is the fuel for carbon-free, emission-free baseload nuclear power – and our recycling programs, help address global climate change and reduce air pollution, the world’s focus on addressing climate change will require our Company to continue to conduct all of its operations in a manner that minimizes the use of resources, including the unnecessary use of energy resources, in order to continue to minimize air emissions at our facilities, which can also increase mine and facility, construction, development and operating costs. Regulatory and environmental standards may also change over time to address global climate change, which could further increase these costs.

To the best of our knowledge, our operations are in compliance, in all material respects, with all applicable laws, regulations and standards. If we become subject to liability for any violations, we may not be able or may elect not to insure against such risk due to high insurance premiums or other reasons. Where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. However, we cannot provide any assurance that such insurance will continue to be available at reasonable premiums or that such insurance will be adequate to cover any resulting liability.

We may not be able to obtain, maintain or amend rights, authorizations, licenses, permits or consents required for our operations.

Our exploration and mining activities are dependent upon the grant of appropriate rights, authorizations, licences, permits and consents, as well as continuation and amendment of these rights, authorizations, licences, permits and consents already granted, which may be granted for a defined period of time, or may not be granted or may be withdrawn or made subject to limitations. There can be no assurance that all necessary rights, authorizations, licences, permits and consents will be granted to us, or that authorizations, licences, permits and consents already granted will not be withdrawn or made subject to limitations.

Major nuclear and global market incidents may have adverse effects on the nuclear and uranium industries.

The nuclear incident that occurred in Japan in March 2011 had significant and adverse effects on both the nuclear and uranium industries. If another nuclear incident were to occur, it may have further adverse effects for both industries. Public opinion of nuclear power as a source of electrical generation may be adversely affected, which may cause governments of certain countries to further increase regulation for the nuclear industry, reduce or abandon current reliance on nuclear power or reduce or abandon existing plans for nuclear power expansion. Any one of these occurrences has the potential to reduce current and/or future demand for nuclear power, resulting in lower demand for uranium and lower market prices for uranium, adversely affecting the operations and prospects of our Company. Furthermore, the growth of the nuclear and uranium industries is dependent on continuing and growing public support of nuclear power as a viable source of electrical generation.

In March 2020 the COVID-19 pandemic resulted in a black swan event impacting about 50% of the world’s uranium production and has accelerated the market rebalancing. In 2020 significant production cuts were announced in response to the global COVID-19 pandemic, including uranium facilities in Canada, Kazakhstan, and Namibia. In 2021, although most production impacted by COVID-19 has returned to an operating status, some production has continued to be affected.   It is unknown at this time exactly how long all the impacts will last or how much uranium production will ultimately be removed from the market as a result of the COVID-19 pandemic. The Company also believes that a large degree of uncertainty exists in the market, primarily due to the size of mobile uranium inventories, transportation issues, premature reactor shutdowns in the U.S. and the length of time of any uranium mine, conversion or enrichment facility shutdowns.

The marketability of uranium concentrates will be affected by numerous factors beyond our control which may result in our inability to receive an adequate return on our invested capital.

The marketability of uranium concentrates extracted by us will be affected by numerous factors beyond our control. These factors include: (i) macroeconomic factors; (ii) fluctuations in the market price of uranium; (iii) governmental regulations; (iv) land tenure and use; (v) regulations concerning the importing and exporting of uranium; and (vi) environmental protection regulations. The future effects of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to receive an adequate return on our invested capital.

The titanium industry is affected by global economic factors, including risks associated with volatile economic conditions, and the market for many titanium products is cyclical and volatile, and we may experience depressed market conditions for such products.

Titanium is used in many "quality of life" products for which demand historically has been linked to global, regional and local GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events are likely to cause a decrease in demand for products and, as a result, may have an adverse effect on our results of operations and financial condition. The timing and extent of any changes to currently prevailing market conditions is uncertain, and supply and demand may be unbalanced at any time. Uncertain economic conditions and market instability make it particularly difficult for us to forecast demand trends. As a consequence, we may not be able to accurately predict future economic conditions or the effect of such conditions on our financial condition or results of operations. We can give no assurances as to the timing, extent or duration of the current or future economic cycles impacting the industries in which we operate.

Historically, the market for large volume titanium applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers’ requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, titanium margins are impacted by significant changes in major input costs such as energy and feedstock. Demand for titanium depends in part on the housing and construction industries. These industries are cyclical in nature and have historically been impacted by downturns in the economy. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of titanium in advance of anticipated price increases or defer purchases of titanium in advance of anticipated price decreases. The cyclicality and volatility of the titanium industry results in significant fluctuations in profits and cash flow from period to period and over the business cycle.

The uranium industry is highly competitive and we may not be successful in acquiring additional projects.

The uranium industry is highly competitive, and our competition includes larger, more established companies with longer operating histories that not only explore for and produce uranium, but also market uranium and other products on a regional, national or worldwide basis. Due to their greater financial and technical resources, we may not be able to acquire additional uranium projects in a competitive bidding process involving such companies. Additionally, these larger companies have greater resources to continue with their operations during periods of depressed market conditions.

The titanium industry is concentrated and highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources or those that are vertically integrated, which could have a material adverse effect on our business, results of operations and financial condition.

The global titanium market is highly competitive, with the top six producers accounting for approximately 60% of the world’s production capacity. Competition is based on a number of factors, such as price, product quality and service. Among our competitors are companies that are vertically-integrated (those that have their own raw material resources). Changes in the competitive landscape could make it difficult for us to retain our competitive position in various products and markets throughout the world. Our competitors with their own raw material resources may have a competitive advantage during periods of higher raw material prices. In addition, some of the companies with whom we compete may be able to produce products more economically than we can. Furthermore, some of our competitors have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development.

We hold mineral rights in foreign jurisdictions which could be subject to additional risks due to political, taxation, economic and cultural factors.

We hold certain mineral rights located in the Republic of Paraguay through Piedra Rica Mining S.A., Transandes Paraguay S.A., Trier S.A. and Metalicos Y No Metalicos S.R.L., which are incorporated in Paraguay. Operations in foreign jurisdictions outside of the United States and Canada, especially in developing countries, may be subject to additional risks as they may have different political, regulatory, taxation, economic and cultural environments that may adversely affect the value or continued viability of our rights. These additional risks include, but are not limited to: (i) changes in governments or senior government officials; (ii) changes to existing laws or policies on foreign investments, environmental protection, mining and ownership of mineral interests; (iii) renegotiation, cancellation, expropriation and nationalization of existing permits or contracts; (iv) foreign currency controls and fluctuations; and (v) civil disturbances, terrorism and war.

In the event of a dispute arising at our foreign operations in Paraguay, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts in the United States or Canada. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, prospects, financial condition and results of operations.

The title to our mineral property interests may be challenged.

Although we have taken reasonable measures to ensure proper title to our interests in mineral properties and other assets, there is no guarantee that the title to any of such interests will not be challenged. No assurance can be given that we will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to us, or that governments in the jurisdictions in which we operate will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants.

The Company has had communications and filings with the MOPC, whereby the MOPC is taking the position that certain concessions forming part of the Company’s Yuty and Alto Paraná Projects are not eligible for extension as to exploration or continuation to exploitation in their current stages. While we remain fully committed to our development path forward in Paraguay, we have filed certain applications and appeals in Paraguay to reverse the MOPC’s position in order to protect the Company’s continuing rights in those concessions.

Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of our claims could result in us being unable to operate on our properties as permitted or being unable to enforce our rights with respect to our properties.

Due to the nature of our business, we may be subject to legal proceedings which may divert management’s time and attention from our business and result in substantial damage awards.

Due to the nature of our business, we may be subject to numerous regulatory investigations, securities claims, civil claims, lawsuits and other proceedings in the ordinary course of our business including those described under Item 1, Legal Proceedings, herein. The outcome of these lawsuits is uncertain and subject to inherent uncertainties, and the actual costs to be incurred will depend upon many unknown factors. We may be forced to expend significant resources in the defense of these suits, and we may not prevail. Defending against these and other lawsuits in the future may not only require us to incur significant legal fees and expenses, but may become time-consuming for us and detract from our ability to fully focus our internal resources on our business activities. The results of any legal proceeding cannot be predicted with certainty due to the uncertainty inherent in litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business, financial position or operating results.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success is dependent on the efforts, abilities and continued service of certain senior officers and key employees and consultants. A number of our key employees and consultants have significant experience in the uranium industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement.

Certain directors and officers may be subject to conflicts of interest.

The majority of our directors and officers are involved in other business ventures including similar capacities with other private or publicly-traded companies. Such individuals may have significant responsibilities to these other business ventures, including consulting relationships, which may require significant amounts of their available time. Conflicts of interest may include decisions on how much time to devote to our business affairs and what business opportunities should be presented to us. Our Code of Business Conduct and Ethics provides for guidance on conflicts of interest.

The laws of the State of Nevada and our Articles of Incorporation may protect our directors and officers from certain types of lawsuits.

The laws of the State of Nevada provide that our directors and officers will not be liable to our Company or to our stockholders for monetary damages for all but certain types of conduct as directors and officers. Our Bylaws provide for broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. These indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, and may have the effect of preventing stockholders from recovering damages against our directors and officers caused by their negligence, poor judgment or other circumstances.

Several of our directors and officers are residents outside of the United States, and it may be difficult for stockholders to enforce within the United States any judgments obtained against such directors or officers.

Several of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on such directors and officers, or enforce within the United States any judgments obtained against such directors and officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, stockholders may be effectively prevented from pursuing remedies against such directors and officers under United States federal securities laws. In addition, stockholders may not be able to commence an action in a Canadian court predicated upon the civil liability provisions under United States federal securities laws. The foregoing risks also apply to those experts identified in this document that are not residents of the United States.

Disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, are designed to obtain reasonable, and not absolute, assurance as to its reliability and effectiveness.

Management’s evaluation on the effectiveness of disclosure controls and procedures is designed to ensure that information required for disclosure in our public filings is recorded, processed, summarized and reported on a timely basis to our senior management, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal controls over financial reporting is designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. However, any system of controls, no matter how well designed and operated, is based in part upon certain assumptions designed to obtain reasonable, and not absolute, assurance as to its reliability and effectiveness. Any failure to maintain effective disclosure controls and procedures in the future may result in our inability to continue meeting our reporting obligations in a timely manner, qualified audit opinions or restatements of our financial reports, any one of which may affect the market price for our common stock and our ability to access the capital markets.

Proposed and new legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the Company and the value of shares of our common stock.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of shares of our common stock. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress has recently passed and is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, and which legislation could adversely impact the Company’s financial performance and the value of shares of our common stock. In particular, we understand that new legislation known as the “Build Back Better Act” has been passed by both houses of the U.S. Congress. The legislation includes, without limitation, new corporate minimum income taxes. We understand that the proposals would be effective for 2022 or later years.

In addition, the Inflation Reduction Act of 2022 was recently signed into law and includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of our common stock.

Risks Related to Our Common Stock

Historically, the market price of our common stock has been and may continue to fluctuate significantly.

On September 28, 2007, our common stock commenced trading on the NYSE American (formerly known as the American Stock Exchange, the NYSE Amex Equities Exchange and the NYSE MKT) and prior to that, traded on the OTC Bulletin Board.

The global markets have experienced significant and increased volatility in the past, and have been impacted by the effects of mass sub-prime mortgage defaults and liquidity problems of the asset-backed commercial paper market, resulting in a number of large financial institutions requiring government bailouts or filing for bankruptcy. The effects of these past events and any similar events in the future may continue to or further affect the global markets, which may directly affect the market price of our common stock and our accessibility for additional financing. Although this volatility may be unrelated to specific company performance, it can have an adverse effect on the market price of our shares which, historically, has fluctuated significantly and may continue to do so in the future.

In addition to the volatility associated with general economic trends and market conditions, the market price of our common stock could decline significantly due to the impact of any one or more events including, but not limited to, the following: (i) volatility in the uranium market; (ii) occurrence of a major nuclear incident such as the events in Japan in March 2011; (iii) changes in the outlook for the nuclear power and uranium industries; (iv) failure to meet market expectations on our exploration, pre-extraction or extraction activities, including abandonment of key uranium projects; (v) sales of a large number of our shares held by certain stockholders including institutions and insiders; (vi) downward revisions to previous estimates on us by analysts; (vii) removal from market indices; (viii) legal claims brought forth against us; and (ix) introduction of technological innovations by competitors or in competing technologies.

A prolonged decline in the market price of our common stock could affect our ability to obtain additional financing which would adversely affect our operations.

Historically, we have relied on equity financing and, more recently, on debt financing, as primary sources of financing. A prolonged decline in the market price of our common stock or a reduction in our accessibility to the global markets may result in our inability to secure additional financing which would have an adverse effect on our operations.

Additional issuances of our common stock may result in significant dilution to our existing shareholders and reduce the market value of their investment.

We are authorized to issue 750,000,000 shares of common stock of which 377,855,208 shares were issued and outstanding as of July 18, 2023. Future issuances for financings, mergers and acquisitions, exercise of stock options and share purchase warrants and for other reasons may result in significant dilution to and be issued at prices substantially below the price paid for our shares held by our existing stockholders. Significant dilution would reduce the proportionate ownership and voting power held by our existing stockholders and may result in a decrease in the market price of our shares.

We are subject to the Continued Listing Criteria of the NYSE American and our failure to satisfy these criteria may result in delisting of our common stock.

Our common stock is currently listed on the NYSE American. In order to maintain this listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer: (i) if in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s common stock sells at what the NYSE American considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

If the NYSE American delists our common stock, investors may face material adverse consequences including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents that are and will be incorporated by reference into this Prospectus, include statements and information about our strategy, objectives, plans and expectations for the future that are not statements or information of historical fact. These statements and information are considered to be forward-looking statements, or forward-looking information, within the meaning of and under the protection provided by the safe harbor provision for forward-looking statements as contained in the Private Securities Litigation Reform Act of 1995 and similar Canadian securities laws.

Forward-looking statements, and any estimates and assumptions upon which they are based, are made in good faith and reflect our views and expectations for the future as of the date of such statements, which can change significantly. Furthermore, forward-looking statements are subject to known and unknown risks and uncertainties which may cause actual results, performance, achievements or events to be materially different from any future results, performance, achievements or events implied, suggested or expressed by such forward-looking statements. Accordingly, forward-looking statements in this Prospectus or in any documents incorporated by reference into this Prospectus should not be unduly relied upon.

Forward-looking statements may be based on a number of material estimates and assumptions, of which any one or more may prove to be incorrect. Forward-looking statements may be identifiable by terminology concerning the future, such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “goal”, “likely”, “may”, “might”, “outlook”, “plan”, “predict”, “potential”, “project”, “should”, “schedule”, “strategy”, “target”, “will” or “would”, and similar expressions or variations thereof including the negative use of such terminology. Examples in this Prospectus or in any documents incorporated by reference into this Prospectus include, but are not limited to, such forward-looking statements reflecting or pertaining to:

●	our overall strategy, objectives, plans and expectations for Fiscal 2023 and beyond;

●	our expectations for worldwide nuclear power generation and future uranium supply and demand, including long-term market prices for U3O8;

●	our belief and expectations of ISR mining for our uranium projects, where applicable;

●

our estimation of mineralized materials, which are based on certain estimates and assumptions, and the economics of future production for our uranium projects including our Palangana Mine and our recently acquired Christensen Ranch Mine (our ISR Mines);

●	our plans and expectations including anticipated expenditures relating to exploration, pre-extraction, extraction and reclamation activities for our uranium projects including our ISR Mines;

●	our ability to obtain, maintain and amend, within a reasonable period of time, required rights, permits and licenses from landowners, governments and regulatory authorities;

●	our ability to obtain adequate additional financing including access to the equity and credit markets;

●	our ability to remain in compliance with the terms of our indebtedness; and

●	our belief and expectations including the possible impact of any legal proceedings or regulatory actions against the Company.

Forward-looking statements, and any estimates and assumptions upon which they are based, are made as of the date of this Prospectus or the date of any documents incorporated by reference into this Prospectus, as applicable, and we do not intend or undertake to revise, update or supplement any forward-looking statements to reflect actual results, future events or changes in estimates and assumptions or other factors affecting such forward-looking statements, except as required by applicable securities laws. Should one or more forward-looking statements be revised, updated or supplemented, no inference should be made that we will revise, update or supplement any other forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties. As discussed in more detail under “Risk Factors” in this Prospectus, we have identified a number of material risks and uncertainties which reflect our outlook and conditions known to us as of the date of this Prospectus, including but not limited to the following:

●	our limited financial and operating history;

●	our need for additional financing;

●	our ability to service our indebtedness;

●	our limited uranium extraction and sales history;

●	our operations are inherently subject to numerous significant risks and uncertainties, many are beyond our control;

●	our exploration activities on our mineral properties may not result in commercially recoverable quantities of uranium;

●	limits to our insurance coverage;

●	the level of government regulation, including environmental regulation;

●	changes in governmental regulation and administrative practices;

●	nuclear incidents;

●	the marketability of uranium concentrates;

●	the competitive environment in which we operate;

●	our dependence on key personnel; and

●	conflicts of interest of our directors and officers.

Any one of the foregoing material risks and uncertainties has the potential to cause actual results, performance, achievements or events to be materially different from any future results, performance, achievements or events implied, suggested or expressed by any forward-looking statements made by us or by persons acting on our behalf. Furthermore, there is no assurance that we will be successful in preventing the material adverse effects that any one or more of these material risks and uncertainties may cause on our business, prospects, financial condition and operating results, or that the foregoing list represents a complete list of the material risks and uncertainties facing us. There may be additional risks and uncertainties of a material nature that, as of the date of this Prospectus, we are unaware of or that we consider immaterial that may become material in the future, any one or more of which may result in a material adverse effect on us.

Forward-looking statements made by us or by persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary information.

INFORMATION ABOUT THE OFFERING

This reoffer Prospectus relates to 25,576,693 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by certain Eligible Participants under our 2022 Stock Incentive Plan for their own account. Eligible Participants in our 2022 Stock Incentive Plan consist of employees, directors, officers and consultants of our Company or its related entities. Selling stockholders will consist of those Eligible Participants who are “affiliates” of our company, as defined in Rule 405 under the Securities Act.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell the common shares issued to them from time-to-time at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the selling stockholders pursuant to this Prospectus. All of the 25,576,693 common shares which may be offered pursuant to this reoffer Prospectus underlie awards that have been or may be granted under our 2022 Stock Incentive Plan. We will receive proceeds from the exercise of any stock options that may be granted under the 2022 Stock Incentive Plan. The exercise or purchase price per share, if any, of each award may not be less than the Fair Market Value (as defined in the 2022 Stock Incentive Plan) of our Company’s common stock on the date of the grant. All proceeds, if any, from the exercise of these future options will be added to our working capital.

The selling stockholders will receive all proceeds from the sales of these shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their shares).

DILUTION

Because the selling stockholders who offer and sell shares of common stock covered by this reoffer Prospectus may do so at various times, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, we have not included in this reoffer Prospectus information about the dilution (if any) to the public arising from these sales.

SELLING STOCKHOLDERS

On June 2, 2022, our Board of Directors authorized and approved the adoption of the Company’s 2022 Stock Incentive Plan, under which an aggregate of 25,576,693 of our shares may be issued. The 2022 Stock Incentive Plan supersedes and replaces the Company’s 2021 Stock Incentive Plan, dated as originally ratified by the Board of Directors on June 3, 2021, as ratified by the shareholders of the Company at the Company’s annual general meeting held last year on July 30, 2021.

The 2022 Stock Incentive Plan was ratified by the shareholders of the Company at the Company’s annual general meeting held on July 21, 2022.

The purpose of the 2022 Stock Incentive Plan is to enhance our long-term stockholder value by offering opportunities to our directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in our growth and success, and to encourage them to remain in our service.

The 2022 Stock Incentive Plan is to be administered by our Compensation Committee which shall determine, among other things: (i) the persons to be granted Awards under the 2022 Stock Incentive Plan; (ii) the number of shares or amount of other Awards to be granted; and (iii) the terms and conditions of the Awards granted. The Company may issue restricted shares, options, stock appreciation rights, deferred stock rights and dividend equivalent rights, among others, under the 2022 Stock Incentive Plan. As indicated above, an aggregate of 25,576,693 of our shares may be issued pursuant to the grant of awards under the 2022 Stock Incentive Plan. 19,576,693 of such 25,576,693 shares are registered pursuant to prior Form S-8 registration statements filed by the Company.

The selling stockholders named in this Prospectus in the table below are “affiliates” of our company (as defined in Rule 405 under the Securities Act). Such selling stockholders are offering an aggregate of 10,762,193 shares offered through this Prospectus, of which 2,031,327 shares are held by certain selling stockholders from the exercise of previously granted stock options, 867,060 shares are held by certain selling stockholders from the settlement of RSUs, 361,122 shares are held by certain selling shareholders from the settlement of PRSUs, 3,744,901 shares are underlying stock options that we have granted to the selling stockholders, 2,245,991 shares are held by the selling stockholders from the grant of shares, 777,210 shares are underlying RSUs granted to certain selling stockholders and 734,582 shares are underlying PRSUs granted to certain selling stockholders, all pursuant to our 2022 Stock Incentive Plan as well as our prior stock incentive plans, which have been subsumed under our 2022 Stock Incentive Plan.

If, subsequent to the date of this reoffer Prospectus, we grant any further Awards under the 2022 Stock Incentive Plan to any Eligible Participants who are “affiliates” of our company (as defined in Rule 405 under the Securities Act), Instruction C of Form S-8 requires that we supplement this reoffer Prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling stockholders.

The following table provides, as of the date of this Prospectus, information regarding the beneficial ownership of our common shares held by each of the selling stockholders, including:

1.	the number of common shares owned by each selling stockholder prior to this offering;

2.	the total number of common shares that are to be offered by each selling stockholder;

3.	the total number of common shares that will be owned by each selling stockholder upon completion of the offering;

4.	the percentage owned by each selling stockholder; and

5.	the identity of the beneficial holder of any entity that owns the common shares.

Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to “Shares Beneficially Owned Prior to the Offering” includes the shares issuable upon exercise of the stock options held by the selling stockholders as these options are exercisable within 60 days of the date hereof.

The “Number of Shares Being Offered” includes the common shares that have been or may be acquired by the selling stockholders pursuant to the exercise of stock options and the vesting of RSUs and PRSUs granted to the selling stockholders pursuant to our 2022 Stock Incentive Plan. Information with respect to “Shares Beneficially Owned Upon Completion of the Offering” assumes the sale of all of the common shares offered by this Prospectus and no other purchases or sales of our common shares by the selling stockholders. Except as described below and to our knowledge, the named selling stockholder beneficially owns and has sole voting and investment power over all common shares or rights to these common shares.

	Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered(2)	Shares Beneficially Owned Upon Completion of the Offering(1)
Name of Selling Stockholder	Number	Percent		Number	Percent
Directors and Executive Officers:
Amir Adnani President, Chief Executive Officer and a director	5,607,889(3)	1.5%	5,015,254	1,172,515	*
Spencer Abraham Chairman and a director	693,903(4)	*	774,937	38,500	*
Vincent Della Volpe A director	449,098(5)	*	465,368	Nil	Nil
David Kong A director	330,241(6)	*	456,840	Nil	Nil
Ganpat Mani A director	436,560(7)	*	423,200	30,534	*
Gloria Ballesta A director	363,614(8)	*	411,692	Nil	Nil

	Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered(2)	Shares Beneficially Owned Upon Completion of the Offering(1)
Trecia Canty A director	12,500(9)	*	100,000	Nil	Nil
Pat Obara Secretary, Treasurer and Chief Financial Officer	1,351,057(10)	*	1,650,053	Nil	Nil
Scott Melbye Executive Vice President	1,387,679(11)	*	1,464,849	105,801	*
Directors and Executive Officers as a group (9 persons):	10,632,541(12)	2.8%	10,762,193	1,347,350	*

Notes:

*	Less than one percent.
(1)

Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of such security; and (ii) investment power, which includes the power to dispose or direct the disposition of the security. Certain shares of common stock may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares of common stock are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares of common stock outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of common stock of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date hereof. As of July 18, 2023, there were 377,855,208 shares of common stock of the Company issued and outstanding.

(2)	Includes common stock underlying stock options, RSUs and PRSUs that will vest more than 60 days after the date hereof.
(3)

This figure represents: (i) 3,795,028 shares of our common stock held directly by Mr. Adnani; (ii) 3,000 shares of our common stock held of record by Mr. Adnani’s wife; (iii) stock options to purchase 1,550,000 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iv) 259,861 shares of our common stock issuable pursuant to restricted stock units that have vested or will vest within 60 days of the date hereof.

(4)

This figure represents: (i) 605,437 shares of our common stock held directly by Mr. Abraham; (ii) stock options to purchase 51,000 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 37,466 shares of our common stock issuable pursuant to restricted stock units that have vested or will vest within 60 days of the date hereof.

(5)

This figure represents (i) 266,326 shares of our common stock held directly by Mr. Della Volpe; (ii) stock options to purchase 219,002 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 3,769 shares of our common stock issuable pursuant to restricted stock units that will vest within 60 days of the date hereof.

(6)

This figure represents: (i) 145,532 shares of our common stock held directly by Mr. Kong; (ii) stock options to purchase 180,103 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 4,606 shares of our common stock issuable pursuant to restricted stock units that will vest within 60 days of the date hereof.

(7)

This figure represents (i) 215,064 shares of our common stock held directly by Mr. Mani; (ii) stock options to purchase 217,518 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 3,978 shares of our common stock issuable pursuant to restricted stock units that will vest within 60 days of the date hereof.

(8)

This figure represents: (i) 74,394 shares of our common stock held directly by Ms. Ballesta; (ii) stock options to purchase 285,033 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 4,178 shares of our common stock issuable pursuant to restricted stock units that will vest within 60 days of the date hereof.

(9)	This figure represents stock options to purchase 12,500 shares of our common stock, which have vested or will vest within 60 days of the date hereof.
(10)

This figure represents: (i) 704,467 shares of our common stock held directly by Mr. Obara; (ii) stock options to purchase 575,000 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 71,590 shares of our common stock issuable pursuant to restricted stock units that have vested or will vest within 60 days of the date hereof.

(11)

This figure represents: (i) 773,781 shares of our common stock held directly by Mr. Melbye; (ii) stock options to purchase 550,000 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 63,898 shares of our common stock issuable pursuant to restricted stock units that have vested or will vest within 60 days of the date hereof.

(12)

This figure represents: (i) 6,583,029 shares of our common stock; (ii) stock options to purchase 3,600,157 shares of our common stock, which have vested or will vest within 60 days of the date hereof; and (iii) 449,355 shares of our common stock issuable pursuant to restricted stock units that have vested or will vest within 60 days of the date hereof.

PLAN OF DISTRIBUTION

2022 Stock Incentive Plan

On June 2, 2022, our Board of Directors authorized and approved the adoption of the Company’s 2022 Stock Incentive Plan, under which an aggregate of 25,576,693 of our shares may be issued. The 2022 Stock Incentive Plan supersedes and replaces the Company’s 2021 Stock Incentive Plan, dated as originally ratified by the Board of Directors on June 3, 2021, as ratified by the shareholders of the Company at the Company’s annual general meeting held last year on July 30, 2021.

The 2022 Stock Incentive Plan was ratified by the shareholders of the Company at the Company’s annual general meeting held on July 21, 2022.

The purpose of the 2022 Stock Incentive Plan is to enhance our long-term stockholder value by offering opportunities to our directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in our growth and success, and to encourage them to remain in our service.

The 2022 Stock Incentive Plan is to be administered by our Compensation Committee which shall determine, among other things: (i) the persons to be granted Awards under the 2022 Stock Incentive Plan; (ii) the number of shares or amount of other Awards to be granted; and (iii) the terms and conditions of the Awards granted. The Company may issue restricted shares, options, stock appreciation rights, deferred stock rights and dividend equivalent rights, among others, under the 2022 Stock Incentive Plan. As indicated above, an aggregate of 25,576,693 of our shares may be issued pursuant to the grant of awards under the 2022 Stock Incentive Plan. 19,576,693 of such 25,576,693 shares are registered pursuant to prior Form S-8 registration statements filed by the Company.

An Award may not be exercised after the termination date of the Award and may be exercised following the termination of an Eligible Participant’s continuous service only to the extent provided by the Administrator under the 2022 Stock Incentive Plan. If the Administrator under the 2022 Stock Incentive Plan permits an Eligible Participant to exercise an Award following the termination of continuous service for a specified period, the Award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an Eligible Participant’s service has been terminated for “cause”, he or she shall immediately forfeit all rights to any of the Awards outstanding.

The foregoing summary of the 2022 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2022 Stock Incentive Plan.

Timing of Sales

Subject to the foregoing, the selling stockholders may offer and sell the shares covered by this Prospectus at various times. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to resell the shares covered by this Prospectus.

Offering Price

The sales price offered by the selling stockholders to the public may be:

1.	the market price prevailing at the time of sale;

2.	a price related to such prevailing market price; or

3.	such other price as the selling stockholders determine from time to time.

The sales price to the public will vary according to the selling decisions of each selling stockholder and the market for our stock at the time of resale.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this Prospectus;

3.	ordinary brokerage transactions in which the broker solicits purchasers;

4.	through options, swaps or derivatives;

5.	privately negotiated transactions; or

6.	in a combination of any of the above methods.

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.

Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder.

Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our selling stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any common shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

Regulation M

The selling stockholders must comply with the requirements of the Securities Act and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in the offer and sale of the common stock. In particular, we will advise the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Accordingly, during such times as a selling stockholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, the selling stockholder must comply with applicable law and, among other things:

1.	may not engage in any stabilization activities in connection with our common stock;

2.	may not cover short sales by purchasing shares while the distribution is taking place; and

3.	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

In addition, we will make copies of this Prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses include, but are not limited to, legal, accounting, printing and mailing fees. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Except as disclosed herein, no expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

McMillan LLP, our independent legal counsel, has provided an opinion on the validity of the shares of our common stock that are the subject of this Prospectus.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended July 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MATERIAL CHANGES

There have been no material changes in our affairs since the end of our last fiscal year on July 31, 2022 to the date of this Prospectus, other than those changes that have been described in our Amendment to our Annual Report on Form 10-K/A for the fiscal year ended July 31, 2022 that we filed with the SEC on April 3, 2023, in our Quarterly Reports on Form 10-Q for each of our fiscal quarters ended October 31, 2022, January 31, 2023 and April 30, 2023 that we filed with the SEC on December 19, 2022, March 13, 2023 and June 9, 2023, respectively, and in each of our Current Reports on Form 8-K that we furnished to the SEC on August 2, 2022, August 8, 2022, August 9, 2022, August 11, 2022, August 12, 2022, August 15, 2022, August 17, 2022, August 24, 2022, September 6, 2022, September 14, 2022, September 16, 2022, September 30, 2022, October 4, 2022, October 12, 2022, October 13, 2022, October 17, 2022, October 20, 2022, November 2, 2022, November 17, 2022, December 19, 2022, December 20, 2022, January 11, 2023, January 13, 2023, January 23, 2023, January 24, 2023, January 25, 2023, March 13, 2023, March 14, 2023, March 22, 2023, March 29, 2023, May 2, 2023, May 11, 2023, May 18, 2023, May 23, 2023, June 9, 2023 and July 12, 2023.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you be referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Prospectus, except for any information superseded by information in this Prospectus.

The following documents filed by our Company with the SEC are incorporated herein by reference:

(a)	our Annual Report on Form 10‑K for the fiscal year ended July 31, 2022 that we filed with the SEC on September 29, 2022;

(b)	our Amendment to our Annual Report on Form 10-K/A for the fiscal year ended July 31, 2022 that we filed with the SEC on April 3, 2023;

(c)	our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2022 that we filed with the SEC on December 19, 2022;

(d)	our Quarterly Report on Form 10-Q for our fiscal quarter ended January 31, 2023 that we filed with the SEC on March 13, 2023;

(e)	our Quarterly Report on Form 10-Q for our fiscal quarter ended April 30, 2023 that we filed with the SEC on June 9, 2023;

(f)	our Current Report on Form 8-K that we filed with the SEC on August 2, 2022;

(g)	our Current Report on Form 8-K that we filed with the SEC on August 8, 2022;

(h)	our Current Report on Form 8-K that we filed with the SEC on August 8, 2022;

(i)	our Current Report on Form 8-K that we filed with the SEC on August 9, 2022;

(j)	our Current Report on Form 8-K that we filed with the SEC on August 11, 2022;

(k)	our Current Report on Form 8-K that we filed with the SEC on August 11, 2022;

(l)	our Current Report on Form 8-K that we filed with the SEC on August 12, 2022;

(m)	our Current Report on Form 8-K that we filed with the SEC on August 15, 2022;

(n)	our Current Report on Form 8-K that we filed with the SEC on August 17, 2022;

(o)	our Current Report on Form 8-K that we filed with the SEC on August 24, 2022;

(p)	our Current Report on Form 8-K that we filed with the SEC on September 6, 2022;

(q)	our Current Report on Form 8-K that we filed with the SEC on September 14, 2022;

(r)	our Current Report on Form 8-K that we filed with the SEC on September 30, 2022;

(s)	our Current Report on Form 8-K that we filed with the SEC on October 4, 2022;

(t)	our Current Report on Form 8-K that we filed with the SEC on October 12, 2022;

(u)	our Current Report on Form 8-K that we filed with the SEC on October 13, 2022;

(v)	our Current Report on Form 8-K that we filed with the SEC on October 17, 2022;

(w)	our Current Report on Form 8-K that we filed with the SEC on October 20, 2022;

(x)	our Current Report on Form 8-K/A that we filed with the SEC on November 2, 2022;

(y)	our Current Report on Form 8-K that we filed with the SEC on November 17, 2022;

(z)	our Current Report on Form 8-K that we filed with the SEC on December 19, 2022;

(aa)	our Current Report on Form 8-K that we filed with the SEC on December 20, 2022;

(bb)	our Current Report on Form 8-K that we filed with the SEC on January 11, 2023;

(cc)	our Current Report on Form 8-K that we filed with the SEC on January 13, 2023;

(dd)	our Current Report on Form 8-K that we filed with the SEC on January 23, 2023;

(ee)	our Current Report on Form 8-K that we filed with the SEC on January 24, 2023;

(ff)	our Current Report on Form 8-K that we filed with the SEC on January 25, 2023;

(gg)	our Current Report on Form 8-K that we filed with the SEC on March 13, 2023;

(hh)	our Current Report on Form 8-K that we filed with the SEC on March 13, 2023;

(ii)	our Current Report on Form 8-K that we filed with the SEC on March 14, 2023;

(jj)	our Current Report on Form 8-K that we filed with the SEC on March 14, 2023;

(kk)	our Current Report on Form 8-K that we filed with the SEC on March 22, 2023;

(ll)	our Current Report on Form 8-K that we filed with the SEC on March 29, 2023;

(mm)	our Current Report on Form 8-K that we filed with the SEC on May 2, 2023;

(nn)	our Current Report on Form 8-K that we filed with the SEC on May 11, 2023;

(oo)	our Current Report on Form 8-K that we filed with the SEC on May 11, 2023;

(pp)	our Current Report on Form 8-K that we filed with the SEC on May 18, 2023;

(qq)	our Current Report on Form 8-K that we filed with the SEC on May 23, 2023;

(rr)	our Current Report on Form 8-K that we filed with the SEC on June 9, 2023;

(ss)	our Current Report on Form 8-K that we filed with the SEC on July 12, 2023; and

(tt)

the description of our common stock contained in the registration statement on Form 8-A, as filed with the SEC on December 12, 2005, as updated in the Company’s Current Report on Form 8-K, as filed with the SEC on February 9, 2006, which disclosed the increase in the Company’s authorized share capital to 750,000,000 shares of common stock.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement or in any subsequently filed document that is also incorporated by reference in this registration statement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a Prospectus is delivered, a copy of any of all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. We will provide this information upon oral or written request at no expense to the requester. Any request for this information shall be directed to Amir Adnani, our President and Chief Executive Officer, at the following address and phone number:

Amir Adnani, President and Chief Executive Officer

500 North Shoreline, Ste. 800, Corpus Christi, Texas, 78401

Tel: (361) 888-8235

You should rely only on the information contained in this Prospectus, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company under the Exchange Act and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any material that we file with the SEC at the Public Reference Section, at 100 F Street, NE, Washington, D.C., U.S.A., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding issuers that file electronically with the SEC. This Prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. The Registration Statement contains more information than this Prospectus regarding us and the securities offered, including certain exhibits. You can obtain a copy of the Registration Statement from the SEC at any address listed above or from the SEC’s Internet site.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes, our Articles of Incorporation and our Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our Company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

__________

__________

URANIUM ENERGY CORP.

25,576,693 Shares of Common Stock
to be Offered and Sold by Selling Stockholders

July 19, 2023

____________________________________

REOFFER PROSPECTUS

____________________________________

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this reoffer Prospectus. Any information or representations not herein contained, if given or made, must not be relied upon as having been authorized by Uranium Energy Corp. (the “Company”). This reoffer Prospectus does not constitute an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this reoffer Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date of this reoffer Prospectus. However, in the event of a material change, this reoffer Prospectus will be amended or supplemented accordingly.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Incorporation of Documents by Reference.

The following documents filed by our Company with the SEC are incorporated herein by reference:

(a)	our Annual Report on Form 10‑K for the fiscal year ended July 31, 2022 that we filed with the SEC on September 29, 2022;

(b)	our Amendment to our Annual Report on Form 10-K/A for the fiscal year ended July 31, 2022 that we filed with the SEC on April 3, 2023;

(c)	our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2022 that we filed with the SEC on December 19, 2022;

(d)	our Quarterly Report on Form 10-Q for our fiscal quarter ended January 31, 2023 that we filed with the SEC on March 13, 2023;

(e)	our Quarterly Report on Form 10-Q for our fiscal quarter ended April 30, 2023 that we filed with the SEC on June 9, 2023;

(f)	our Current Report on Form 8-K that we filed with the SEC on August 2, 2022;

(g)	our Current Report on Form 8-K that we filed with the SEC on August 8, 2022;

(h)	our Current Report on Form 8-K that we filed with the SEC on August 8, 2022;

(i)	our Current Report on Form 8-K that we filed with the SEC on August 9, 2022;

(j)	our Current Report on Form 8-K that we filed with the SEC on August 11, 2022;

(k)	our Current Report on Form 8-K that we filed with the SEC on August 11, 2022;

(l)	our Current Report on Form 8-K that we filed with the SEC on August 12, 2022;

(m)	our Current Report on Form 8-K that we filed with the SEC on August 15, 2022;

(n)	our Current Report on Form 8-K that we filed with the SEC on August 17, 2022;

(o)	our Current Report on Form 8-K that we filed with the SEC on August 24, 2022;

(p)	our Current Report on Form 8-K that we filed with the SEC on September 6, 2022;

(q)	our Current Report on Form 8-K that we filed with the SEC on September 14, 2022;

(r)	our Current Report on Form 8-K that we filed with the SEC on September 30, 2022;

(s)	our Current Report on Form 8-K that we filed with the SEC on October 4, 2022;

(t)	our Current Report on Form 8-K that we filed with the SEC on October 12, 2022;

(u)	our Current Report on Form 8-K that we filed with the SEC on October 13, 2022;

(v)	our Current Report on Form 8-K that we filed with the SEC on October 17, 2022;

(w)	our Current Report on Form 8-K that we filed with the SEC on October 20, 2022;

(x)	our Current Report on Form 8-K/A that we filed with the SEC on November 2, 2022;

(y)	our Current Report on Form 8-K that we filed with the SEC on November 17, 2022;

(z)	our Current Report on Form 8-K that we filed with the SEC on December 19, 2022;

(aa)	our Current Report on Form 8-K that we filed with the SEC on December 20, 2022;

(bb)	our Current Report on Form 8-K that we filed with the SEC on January 11, 2023;

(cc)	our Current Report on Form 8-K that we filed with the SEC on January 13, 2023;

(dd)	our Current Report on Form 8-K that we filed with the SEC on January 23, 2023;

(ee)	our Current Report on Form 8-K that we filed with the SEC on January 24, 2023;

(ff)	our Current Report on Form 8-K that we filed with the SEC on January 25, 2023;

(gg)	our Current Report on Form 8-K that we filed with the SEC on March 13, 2023;

(hh)	our Current Report on Form 8-K that we filed with the SEC on March 13, 2023;

(ii)	our Current Report on Form 8-K that we filed with the SEC on March 14, 2023;

(jj)	our Current Report on Form 8-K that we filed with the SEC on March 14, 2023;

(kk)	our Current Report on Form 8-K that we filed with the SEC on March 22, 2023;

(ll)	our Current Report on Form 8-K that we filed with the SEC on March 29, 2023;

(mm)	our Current Report on Form 8-K that we filed with the SEC on May 2, 2023;

(nn)	our Current Report on Form 8-K that we filed with the SEC on May 11, 2023;

(oo)	our Current Report on Form 8-K that we filed with the SEC on May 11, 2023;

(pp)	our Current Report on Form 8-K that we filed with the SEC on May 18, 2023;

(qq)	our Current Report on Form 8-K that we filed with the SEC on May 23, 2023;

(rr)	our Current Report on Form 8-K that we filed with the SEC on June 9, 2023;

(ss)	our Current Report on Form 8-K that we filed with the SEC on July 12, 2023; and

(tt)

the description of our common stock contained in the registration statement on Form 8-A, as filed with the SEC on December 12, 2005, as updated in the Company’s Current Report on Form 8-K, as filed with the SEC on February 9, 2006, which disclosed the increase in the Company’s authorized share capital to 750,000,000 shares of common stock.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such reports and documents.

Any statement contained in an incorporated document shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We will provide to each person, including any beneficial owner, to whom a Prospectus is delivered, a copy of any of all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. We will provide this information upon oral or written request at no expense to the requester. Any request for this information shall be directed to Amir Adnani, our President and Chief Executive Officer, at the following address and phone number:

Amir Adnani, President and Chief Executive Officer

500 North Shoreline, Ste. 800, Corpus Christi, Texas, 78401

Tel: (361) 888-8235

You may read and copy any reports, statements or other information we have filed at the Public Reference Section of the SEC, at 100 F Street, NE, Washington, D.C., U.S.A., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings are also available on the Internet at the SEC’s website at http://www.sec.gov.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

No expert or counsel named in this Registration Statement as having prepared or certified any part of this Registration Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our Company, nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Item 6.	Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (“NRS”), our Articles of Incorporation and our Bylaws.

Nevada Law

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138, or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Section 78.751(1) of the Nevada Revised Statutes provides that a corporation shall indemnify any person who is a director, officer, employee or agent to the extent that the person is successful on the merits or otherwise in defense of:

(a)

Any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative, including without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or

(b)	Any claim, issue or matter therein,

against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorney’s fees.

Section 78.751(2) of the Nevada Revised Statutes provides that unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The articles of incorporation, the bylaws or an agreement made by the corporation may require the corporation to pay such expenses upon receipt of such an undertaking. The provisions of subsection do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

Section 78.751(3) of the Nevada Revised Statutes provides that the indemnification pursuant to Section 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses made pursuant to subsection 78.751(2), may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.751(4) of the Nevada Revised Statutes provides that unless the articles of incorporation, the bylaws or an agreement made by a corporation provide otherwise, if a person is entitled to indemnification or the advancement of expenses from the corporation and any other person, the corporation is the primary obligor with respect to such indemnification or advancement.

Section 78.751(5) of the Nevada Revised Statutes provides that a right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

(a)	the creation of a trust fund;

(b)	the establishment of a program of self-insurance;

(c)	the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)	the establishment of a letter of credit, guaranty or surety

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Articles of Incorporation of Uranium Energy Corp.

Our Articles of Incorporation, as amended, provide that no director or officer shall be personally liable to our company, any of our stockholders or any other for damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer unless such acts or omissions involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of the General Corporate Law of Nevada.

Bylaws of Uranium Energy Corp.

Further, our Bylaws provide that we shall, to the fullest and broadest extent permitted by law, indemnify all persons whom we may indemnify pursuant thereto. We may, but shall not be obligated to, maintain insurance, at our expense, to protect ourselves and any other person against any liability, cost or expense. We shall not indemnify persons seeking indemnity in connection with any threatened, pending or completed action, suit or proceeding voluntarily brought or threatened by such person unless such action, suit or proceeding has been authorized by a majority of the entire Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our Company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

The following is a complete list of exhibits filed as a part of this Registration Statement, which Exhibits are incorporated herein.

Exhibit Number	Description of Exhibit
4.1	2022 Stock Incentive Plan(1)
5.1	Legal Opinion of McMillan LLP(1)
23.1	Consent of McMillan LLP(2)
23.2	Consent of PricewaterhouseCoopers LLP(1)
23.3	Consent of Benjamin J. Schiffer(1)
23.4	Consent of Western Water Consultants, Inc.(1)
23.5	Consent of Douglas L. Beahm(1)
23.6	Consent of Clyde L. Yancey(1)
23.7	Consent of BRS, Inc.(1)
23.8	Consent of Victor Fernandez-Crosa(1)
23.9	Consent of Christopher J. Hamel(1)
23.10	Consent of James N. Gray(1)
23.11	Consent of David A. Rhys(1)
23.12	Consent of Nathan A. Barsi(1)
23.13	Consent of Roger M. Lemaitre(1)
23.14	Consent of Carl David Warren(1)
23.15	Consent of SRK Consulting (UK) Limited(1)
24.1	Power of Attorney (included in signature page)
107	Filing fee table(1)

Notes:

(1)         Filed as an exhibit to this Registration Statement on Form S-8.

(2)         Included in Exhibit 5.1 to this Registration Statement on Form S-8.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution.

provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 14(d) of the Exchange Act that are incorporated by reference into this registration statement.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

__________

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia on the 19th day of July, 2023.

URANIUM ENERGY CORP. By: /s/ Amir Adnani Amir Adnani President, Chief Executive Officer (Principal Executive Officer) and a director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amir Adnani as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Amir Adnani Amir Adnani	President, Chief Executive Officer (Principal Executive Officer) and a director	July 19, 2023

/s/ Pat Obara Pat Obara	Secretary, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 19, 2023

/s/ Spencer Abraham Spencer Abraham	Chairman and a director	July 19, 2023

/s/ Vincent Della Volpe Vincent Della Volpe	Director	July 19, 2023

/s/ David Kong David Kong	Director	July 19, 2023

/s/ Ganpat Mani Ganpat Mani	Director	July 19, 2023

/s/ Gloria Ballesta Gloria Ballesta	Director	July 19, 2023

/s/ Trecia Canty Trecia Canty	Director	July 19, 2023

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